Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Thomas A. Fenton
Vice-President & General Counsel
tfenton@hipinteractive.com
[redacted]275

04036652

August 25, 2004

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP - 1 2004
WASH. D.C. 185

SUPPL

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba, Quebec and Alberta. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Thomas A. Fenton
Vice-President & General Counsel

9/2

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities regarding July 2004 dated: **August 6, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	Press Release: Hip Interactive Corp. Notification of First Quarter Results with Conference Call and Webcast dated August 5, 2004 date of filing: **August 9, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
3.	Press Release: Hip Interactive Corp. Completes Acquisition of ARUSH Entertainment date of filing: **August 9, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	Press Release: Hip Interactive Corp. Announces Change To Management dated August 10, 2004 date of filing: **August 11, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
5.	Press Release: Hip Interactive Corp. Announces First Quarter Results for Fiscal 2005 date of filing: **August 11, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
6.	Press Release: Hip Interactive Corp. Announces Renewal of Credit Facility date of filing: **August 13, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
7.	Management's Discussion & Analysis: **First Quarter of Fiscal 2005** date of filing: **August 13, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
8.	Interim financial statements: **First Quarter of Fiscal 2005** date of filing: **August 13, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79.	To be filed on SEDAR and sent concurrently to shareholders within 60 days of the end of the 1st, 2nd and 3rd quarters.

	Document (Attached)	Requirement	Timing
9.	Report to shareholder: Interim Financials for **First Quarter of Fiscal 2005** date of filing: **August 24, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79 and OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
10.	Confirmation of Notice of Meeting and Record Date date of filing: **July 8, 2004**	This document serves to confirm that the transfer agent sent certain materials in connection with a meeting of the shareholders to the Canadian Depository for Securities (CDS).	n/a
11.	Annual Information Form: In respect of the fiscal year ended **March 31, 2004** date of filing: **August 13, 2004**	Required to be filed on SEDAR pursuant to OSC Rule 51-501, Part 2, 2.1.	To be filed on SEDAR for each financial year within 140 days of the end of the financial year.
12.	Annual Report dated **March 31, 2004** date of filing: **August 9, 2004**	n/a	Filed on SEDAR and sent to shareholders within 140 days from the end of its last fiscal year.
13.	Form of Proxy: **August 10, 2004** date of filing: **August 13, 2004**	Required to be filed with SEDAR pursuant to OSA reg. 180 and sent to shareholders pursuant to OBCA s. 96(6).	To be filed on SEDAR concurrently with sending to shareholders. To be sent to shareholders not less than 21 days prior to the meeting date.
14.	Management Information Circular date of filing: **August 13, 2004**	Required to be filed on SEDAR pursuant to OSA s. 81(1) & OSA reg. 180 and sent to shareholders pursuant to OBCA s. 96(6).	To be filed on SEDAR concurrently with sending to shareholders. To be sent to shareholders not less than 21 days prior to the meeting date.
15.	Notice of Annual and Special Meeting of Shareholders **September 23, 2004 at 4:30pm** date of filing: **August 13, 2004**	Sent to shareholders pursuant to OBCA, sec. 96.	Sent to shareholders not less than 21 days or more than 50 days before the meeting.
16.	Supplemental Mailing Request Form date of filing: **August 13, 2004**	Sent to shareholders pursuant to National Instrument 54-101 re "Communication with Beneficial Owners of Securities of a Reporting Issuer"	To be filed on SEDAR concurrently with the sending to shareholders of year end proxy related materials.
17.	Notice regarding AIF (NI 51-102 F2) date of filing: **August 13, 2004**	Canadian Securities Administrators Staff Notice 51-311 – Frequently Asked Questions Regarding National Instrument 51-102 Continuous Disclosure Obligations, D-2, requires this notice to be filed.	There is no formal timing requirement for the filing of this notice.

	Document (Attached)	Requirement	Timing
18.	Form 52-109FT2-Certification of Interim Filings during transition period – CFO date of filing: **August 13, 2004**	Part 3 of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires both the CEO and CFO to sign and file this certification form in respect of the interim financial statements of the issuer.	These certificates are to be filed concurrently with the filing of the related interim financial statements.
19.	Form 52-109FT2-Certification of Interim Filings during transition period – CEO date of filing: **August 13, 2004**	Part 3 of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires both the CEO and CFO to sign and file this certification form in respect of the interim financial statements of the issuer.	These certificates are to be filed concurrently with the filing of the related interim financial statements.
20.	Certificate re dissemination to Shareholders date of filing: **August 20, 2004**	This document serves to confirm that certain materials were sent to shareholders on a certain date.	n/a

SEC File Number 82-34720

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance		**62,996,754**
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasure re ARUSH Transaction	823,350	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance		**63,820,104**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**3,857,406**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
July 1, 2004	Thomas A. Fenton	July 1, 2009	$1.43	200,000
			SUBTOTAL	**200,000**

C.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below				
Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	**nil**
Stock Option Outstanding — Closing Balance					**4,057,406**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		4,529,433
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**4,529,433**

All information reported in this Form is for the month of July 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	August 6, 2004

TSE

FOR IMMEDIATE RELEASE **August 5, 2004**

HIP INTERACTIVE CORP. NOTIFICATION OF FIRST QUARTER RESULTS WITH CONFERENCE CALL AND WEBCAST

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will release its first quarter results for fiscal 2005 before market opens on Wednesday, August 11, 2004.

In conjunction with the release, Hip will host an investor conference call and webcast at 10:00 a.m. (Toronto time) on Wednesday, August 11, 2004 to review the Company's financial results. Listeners can call 416-640-1907 (local) or 800-814-4861 (long distance). The webcast will be available on Hip's website (www.hipinteractive.com - media - upcoming). A replay of the call will be available one hour after the call until midnight on August 18, 2004. To access the replay, call 416-640-1917 – passcode 21090206#. The webcast will be available for 30 days following the live call.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 64,691,416 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **August 9, 2004**

HIP INTERACTIVE CORP. COMPLETES ACQUISITION OF ARUSH ENTERTAINMENT

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that it completed the acquisition of World Entertainment Broadcasting Corporation (doing business as "ARUSH Entertainment"), a privately held Scottsdale, Arizona based publisher of video and PC games. Under the terms of the transaction, Hip acquired all of the outstanding shares of ARUSH upon issuance of 871,312 common shares of Hip of which 55,607 are being held in escrow for a period of up to one year. Under the terms of the escrow agreement, the principal shareholder of ARUSH is entitled to purchase the escrowed shares from Hip at a price of $1.50 per share. Pursuant to the Agreement and Plan of Merger, Hip shall be obligated to pay additional purchase price consideration based on an earn-out arrangement through the period ended March 31, 2007. Hip expects the transaction to be accretive in fiscal 2005.

"Hip has been an incredible partner for us over the past few years and this acquisition will allow us to become an important part of the Hip Interactive family," said Jim Perkins, President and CEO of ARUSH Entertainment. "Our focus will remain the same: publishing fun, exciting titles like Playboy: The Mansion across multiple platforms."

Hip will acquire all of ARUSH's rights to its current projects including the highly anticipated title Playboy: The Mansion™ for Xbox, PS2 and PC and the Fear Factor: Unleashed™ video games.

"We have been partnering with ARUSH for a number of years now and are impressed with their ability to work with top brands to develop great video game titles," stated Arindra Singh, President & Chief Executive Officer of Hip Interactive. "The acquisition of ARUSH builds on our strategy of growth in our Hip Games™ division. ARUSH's ability to source and license titles, along with management's strong industry relationships will enable us to broaden Hip's North American publishing presence."

About ARUSH Entertainment
Based in Scottsdale, Arizona, ARUSH Entertainment is a worldwide publisher of interactive entertainment software for personal computers and advanced entertainment consoles. As a division of World Entertainment Broadcasting Corporation (WEB Corp.), ARUSH publishes PC and console video games for sale in retail outlets and on the Internet. The Company's current projects include *Playboy: The Mansion*™ and *Fear Factor: Unleashed*™. For more information, please visit www.ArushGames.com.

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 63,868,066 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **August 10, 2004**

HIP INTERACTIVE CORP. ANNOUNCES CHANGE TO MANAGEMENT

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that Peter Young, Executive Vice-President & General Manager of Hip's PC Games Division, has resigned as an employee of the Corporation effective August 15, 2004 and has now assumed a new position as a consultant to Hip Interactive focusing on sales initiatives and special projects. In this regard, Mr. Young will remain actively involved in Hip Interactive's PC Games and Hip Games™ sales activities and initiatives.

Under the agreement, Mr. Young's compensation will be primarily tied to the value he creates for Hip Interactive.

Arindra Singh, Hip's President & Chief Executive Officer commented, "We look forward to working with Pete Young in his new role which will allow Pete to focus on sales activities. After eight years with Softek International, the last four within Hip Interactive, Pete has provided much guidance and direction to the Company's PC Games Division and we look forward to continuing our work with Mr. Young, albeit in a different role."

Pete Young commented, "I am excited to continue a close business relationship with Hip Interactive, as a consultant, focusing on special projects and other sales opportunities and, in doing so, creating further shareholder value."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 63,868,066 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

SEC File Number 82-34720

FOR IMMEDIATE RELEASE **August 11, 2004**

HIP INTERACTIVE CORP. ANNOUNCES FIRST QUARTER RESULTS FOR FISCAL 2005

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, today announced results for its first quarter of fiscal 2005. Highlights of the consolidated results for the three months ended June 30, 2004 compared to the three months ended June 30, 2003 were:

- Sales of $81.2 million were up 1.5%, with healthy growth in the strategically important Hip Gear™ and Hip Games™ businesses being offset by declines in Distribution revenues;
- Gross margin increased to 11.5% from 10.5%, reflecting the increased contribution by the growing higher margin businesses, partially offset by the negative impact of foreign exchange losses;
- Expenses increased to $8.2 million from $5.5 million, due mainly to inclusion for the full quarter of Hip Interactive Europe (formerly L.S.P. S.A.), acquired in February 2004 ($0.9 million), expansion of U.S. operations ($0.6 million), fees relating to a warehouse, logistics and information technology study ($0.4 million) and incremental software maintenance and licensing costs ($0.4 million); and
- Net earnings were $0.1 million, or $0.00 per basic and diluted share, compared to earnings of $1.5 million or $0.03 per basic and diluted share last year.

Sales for the Distribution divisions (Video Games, PC Games and Movies) were $69.0 million for the quarter, a decrease of $0.5 million from the same period last year. Video game software and first party accessory sales increased by $4.7 million to $25.6 million, which was offset somewhat by a $3.3 million decrease in hardware sales due to lower price points. Revenue from the distribution of movies was down 10% ($1.6 million) as a result of the release of fewer top-selling titles. Margins for the Distribution divisions declined to 6.6% for the three months ended June 30, 2004 from 8.9% last year. The key factor negatively impacting margins was inadequate hedging against a 5% depreciation of the Canadian dollar during April 2004, which reduced margins for the quarter by 1.3%. In addition, the Company incurred higher logistics costs due to a 49% increase in units shipped at lower prices than in the same quarter of the previous year, which accounted for a 0.5% decline in overall margin.

Hip Gear™ sales of $3.5 million for the quarter reflect an increase of 25% over the same quarter last year, with margins for this first quarter of fiscal 2005 being about 20%. This increase was attributable to expanded product placement with retailers in the United States and Canada and the introduction of the new 2.4GHz wireless controllers. As well, the Company began selling Hip Gear™ accessories in Europe through Hip Interactive Europe.

Hip Games™ sales of $6.3 million for the quarter were slightly higher than the $6.1 million for the same period last year. Gross margins in this business were 53.4% for the quarter, compared to 29.9% for the same quarter last year. During the quarter, the Company released two exclusive distribution titles in North America and published nine titles (six in North America and three in Europe). Numbers for the same quarter last year totaled three exclusive distribution titles and one published title.

"While we are disappointed in the performance of our Distribution divisions, our strategic Hip Gear™ and Hip Games™ divisions performed very well this quarter," stated Mr. Arindra Singh, President and Chief Executive Officer of Hip. "In particular, our Hip Gear™ division has been successful in increasing product placement with Canadian retailers and continues to focus on securing increased shelf space in the U.S. market. Hip Games™ has successfully shifted its focus to higher margin publishing and co-publishing deals. We remain optimistic about Hip's prospects for Fiscal 2005 with potentially very large titles including *Playboy: The Mansion*™, *Fear Factor: Unleashed*™, *Pariah* and *Stolen*, due for release in the back half of the fiscal year."

AS STATED IN THE NEWS RELEASE OF THURSDAY, AUGUST 5, 2004, HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON WEDNESDAY, AUGUST 11, 2004 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. PARTICIPANTS CAN CALL 416-640-1907 (LOCAL) OR 800-814-4861 (LONG DISTANCE). THE AUDIO WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM — MEDIA — UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON AUGUST 18, 2004. TO ACCESS THE REPLAY, CALL 416-640-1917 - PASSCODE 21090206#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 63,868,066 common shares issued and outstanding.

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This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. -- Consolidated Balance Sheets

In $ thousands	*June 30, 2004 (unaudited)*	*March 31, 2004 (audited)*	*June 30, 2003 (unaudited)*
ASSETS			
Current assets			
Cash	$ -	$ -	$ 5,321
Accounts receivable	44,134	47,604	34,578
Inventory	43,336	42,608	28,226
Current portion of advances and other assets	12,623	10,157	4,200
Current portion of future income taxes	1,332	940	691
Current portion of notes receivable	1,022	318	362
	102,447	101,627	73,378
Advances	6,740	4,310	4,200
Notes receivable	71	835	615
Property and equipment	11,719	11,420	8,661
Future income taxes	-	-	434
Goodwill and intangible assets	31,450	31,849	22,685
	$ 152,427	$ 150,041	$ 109,973
LIABILITIES			
Current liabilities			
Bank indebtedness	$ 21,207	$ 22,548	$ -
Accounts payable and accrued liabilities	59,997	57,136	58,630
Income taxes payable	3,794	3,631	1,145
Current portion of capital lease obligations	448	530	921
Current liabilities of discontinued operations	-	-	80
	85,446	83,845	60,776
Capital lease obligations	835	918	-
Future income taxes	1,312	1,191	326
	87,593	85,954	61,102
SHAREHOLDERS' EQUITY			
Capital stock	53,984	53,330	44,695
Other equity	-	-	1,753
Contributed surplus	3,582	3,541	3,362
Retained earnings (deficit)	7,268	7,216	(939)
	64,834	64,087	48,871
	$ 152,427	$ 150,041	$ 109,973

Hip Interactive Corp. – Consolidated Statements of Earnings

In $ thousands (unaudited)	Three months ended June 30	
	2004	2003
Sales	$ 81,234	$ 80,033
Cost of sales	71,885	71,623
Gross profit	9,349	8,410
Expenses		
Selling, general and administrative expenses	8,207	5,511
Interest, net	365	214
Amortization of property & equipment	618	449
Earnings before income taxes	159	2,236
Income taxes	107	774
Net earnings for the period	$ 52	$ 1,462

Earnings Per Share	2004	2003
Weighted average number of Common Shares		
Basic	62,868	53,077
Diluted	64,809	58,495
Earnings per share		
Basic	$ 0.0	$ 0.03
Diluted	$ 0.0	$ 0.03

Hip Interactive Corp. -- Consolidated Statements of Cash Flows

In $ thousands (unaudited)

		Three months ended June 30	
		2004	2003
Cash provided by (used in)	**Operating activities**		
	Net earnings for the period	52	1,462
	Items not affecting cash:		
	Amortization	915	449
	Future income taxes	(271)	31
	Stock and other non-cash compensation	41	-
		737	1,942
	Net changes in non-cash working capital balances:		
	Accounts receivable	3,470	7,035
	Inventory	(728)	(290)
	Prepaid expenses and other assets	(5,193)	(3,540)
	Accounts payable and accrued liabilities	2,861	(1,254)
	Income taxes payable	163	(1,234)
	Operating activities of discontinued operations	-	(21)
		573	696
		1,310	2,638
	Financing activities		
	Capital lease obligations	(165)	(298)
	Common shares for cash, net of share issue costs	654	909
	Decrease in bank indebtedness	(1,341)	-
		(852)	611
	Investing activities		
	Purchase of property and equipment	(917)	(1,228)
	Common shares for cash, net of share issue costs	399	-
	Repayments of notes receivable, net	60	-
		(458)	(1,228)
	Increase (decrease) in cash	-	2,021
	Cash, beginning of period	-	3,300
	Cash, end of period	-	5,321

Hip Interactive Corp. - Supplementary Information

Sales

(in $ millions)	Three months ended June 30, 2004	June 30, 2003	$ Change	% Change
Video Games	$ 46.3	$ 44.9	$ 1.4	3%
PC Games	7.9	8.1	(0.2)	(2%)
Movies	14.9	16.5	(1.6)	(10%)
Distribution	69.1	69.5	(0.4)	(1%)
Hip Games™	6.3	6.1	0.2	3%
Hip Gear™	3.5	2.8	0.7	25%
Hip Coin™	2.3	1.6	0.7	44%
	$ 81.2	**$ 80.0**	**$ 1.4**	**2%**

Gross Margins

(in $ millions)	Three months ended June 30, 2004	June 30, 2003
Video Games	5.4%	8.2%
PC Games	13.4%	14.2%
Movies	6.8%	8.1%
Distribution	6.6%	8.9%
Hip Games™	53.4%	29.9%
Hip Gear™	19.9%	(5.0%)
Hip Coin™	29.6%	35.9%
	11.5%	**10.5%**

Balance Sheet Ratios

	As at June 30, 2004	March 31, 2004
Days sales in Accounts Receivable	53 days	54 days
Days purchases in Accounts Payable	73 days	73 days
Inventory Turnover	10.2 times	10.9 times

SEC File Number 82-34720

FOR IMMEDIATE RELEASE **AUGUST 13, 2004**

HIP INTERACTIVE CORP. ANNOUNCES RENEWAL OF CREDIT FACILITY

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, today announced that it has secured a renewal of its operating credit facility with The Bank of Nova Scotia following the completion of its annual review.

Under the terms of the renewed facility, the bank will maintain the Company's $25 million operating credit facility with an increase to $40 million during the Company's busy selling season from September 1 through to February 28. In addition, the Company now has access to a second $15 million increase to $55 million available immediately to December 15, 2004. The facility is a demand facility, renewable annually, which will be used for working capital purposes.

"We are very pleased to have completed a renewal of our credit facility with The Bank of Nova Scotia," said Arindra, President & Chief Executive Officer of Hip Interactive. "We are confident that this revised facility provides our operations with sufficient credit to address our working capital requirements going forward. The additional $15 million that was added to our facility until December 15, will be used to address the Company's working capital requirements as we approach our busy holiday season, particularly with respect to the anticipated growth of our Hip Games™ and Hip Gear™ divisions."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 63,868,066 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the three months ended June 30, 2004, compared with the three months ended June 30, 2003, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the years ended March 31, 2004 and March 31, 2003. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company during the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risk Factors".

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game and PC game products and movies to retailers across North America and PC and video games in Europe. Hip is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Hip Games™ (published software), (5) Hip Gear™ (accessories), and (6) Hip Coin™ (operator and distributor of coin-operated games).

The Company's strategies include:

- gaining additional shelf space at U.S. retailers for its Hip Gear™ accessories products;
- bringing to market higher quality titles such as: *Playboy: The Mansion*, *Fear Factor: Unleashed*, *Pariah* and *Stolen*;
- increasing market share for its Movies distribution division in Ontario and British Columbia;
- improving the Company's infrastructure and the efficiency of the Company's warehouses; and
- improving working capital management.

Significant Events

On August 5, 2004, the Company acquired all of the outstanding shares of World Entertainment Broadcasting Corporation, doing business as ARUSH Entertainment, ("ARUSH") upon the issuance of 817,312 common shares of Hip on closing, of which 55,607 are being held in escrow for one year. Under the terms of the escrow agreement, the principal shareholder of ARUSH is entitled to purchase the escrowed shares at a price of $1.50 per share. The Company shall also be obligated to pay

additional purchase price consideration based on an earn-out arrangement through the period ended March 31, 2007.

Significant Accounting Policies

The Company reports its results under Canadian GAAP. The preparation of the Company's financial statements and results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management bases its estimates on historical experience, future expectations and other assumptions that are believed to be reasonable at the date of the financial statements. Actual results may differ from these estimates due to uncertainty involved in measuring, at a specific point in time, events, which are continuous in nature. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. The Company's significant accounting policies are discussed in note 2 of its audited financial statements for the year ended March 31, 2004.

The Company considers the following key accounting policies to have the most significant effect on its estimates, assumptions and judgments.

Advances and Other Assets

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software. For exclusive distribution arrangements, advances, which have been paid based on the publisher's completion of certain development milestones, are generally recovered by the Company from the proceeds of the sale of products upon initial release of the software title. For publishing arrangements, the Company pays a license fee or a prepaid royalty, which is amortized through cost of sales as the title is sold to the Company's retail customers. These cash advances are initially set-up as an advance. When an impairment or change in circumstance indicates that there is a possible impairment in advances, an impairment test is performed by comparing future cash flows related to the advance to its carrying amount. The Company is required to make estimates and assumptions in determining carrying values of advances and other assets and the recording of accruals, such as price protections and return provisions with respect to the sale of these software titles.

Inventory

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Management periodically reviews the inventory on a product-by-product basis in assessing provisions based upon current estimates of future events and including economic conditions and growth prospects in the retail marketplace. There is no assurance that these estimates will be realized, therefore further inventory provisions may need to be recorded.

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired. The Company evaluates goodwill annually and when circumstances indicate that impairment in goodwill may have occurred. Such evaluation is based on comparing the fair value of the reporting unit to its carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the

impairment test. The second step requires the Company to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any. The carrying value of goodwill is assessed by management and is based on assumptions and estimates. As such, there is no certainty that the fair value estimated for the specific reporting unit will be sufficient to support the goodwill values recorded, which could result in the Company recording an impairment charge.

Revenue Recognition

Revenue from sales of video games, PC games and movies, published software, hardware and related accessories sold by the Company's distribution operations is recognized when products are shipped, the price is fixed and determinable, collection is reasonably assured and persuasive evidence of an arrangement exists. Provisions for estimated levels of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue. There is no certainty that the provisions for returns and rebates estimated by management will be precise, which would result in an adjustment to sales in the period in which the new information is obtained. Revenue from coin-operated arcade video equipment is recognized on a cash basis.

Financial Overview

Highlights of the consolidated results for the three months ended June 30, 2004, compared to the three months ended June 30, 2003, were:

- Sales increased by $1.2 million or 1.5%, compared to last year.
- Gross margin increased to 11.5% from 10.5% for the same period last year.
- Expenses increased to $8.2 million from $5.5 million last year, primarily due to the acquisition of L.S.P. SA ("LSP") (now Hip Interactive Europe, SA) in February 2004 ($0.9 million), increased costs relating to the Company's expanding U.S. operations ($0.6 million), consulting fees relating to a warehouse, logistics and information technology study ($0.4 million), and incremental software maintenance and licensing costs ($0.4 million).
- Net earnings were $0.1 million or $0.00 per basic and diluted share compared to earnings of $1.5 million or $0.03 per basic and diluted share last year.

The results of operations for the three months ended June 30, 2004, compared to the three months ended June 30, 2003, are summarized as follows:

In $ millions, except per share amounts	**2004**	**2003**
Sales	$81.2	$80.0
Gross profit	9.4	8.4
Selling, general and administrative expenses	8.2	5.5
Interest, net	0.4	0.2
Amortization of property and equipment	0.6	0.4
Income taxes	0.1	0.8
Net earnings for the period	$ 0.1	$1.5
Net earnings per share		
Basic	$ 0.00	$ 0.03
Diluted	$ 0.00	$ 0.03

MANAGEMENT'S DISCUSSION & ANALYSIS

Seasonality

The Company's business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three-month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.

Fiscal 2004 Sales Distribution by Quarter


4th Qtr
17%
1st Qtr
19%
3rd Qtr
41%
2nd Qtr
23%

Sales

Quarterly sales are shown in the table below.

Sales (in $ millions)	2005	2004	2003
First quarter	$ 81.2	$ 80.0	$ 54.1
Second quarter		96.2	80.6
Third quarter		178.7	146.7
Fourth quarter		70.9	79.3
Total	**$ 81.2**	**$ 425.8**	**$ 360.7**

Earnings

Quarterly net earnings are summarized in the table below.

Net earnings (in $ millions)	2005	2004	2003
First quarter	$ 0.1	$ 1.5	$ 1.3
Second quarter		1.7	1.7
Third quarter		6.0	5.8
Fourth quarter		0.4	2.2
Total	**$ 0.1**	**$ 9.6**	**$ 11.0**

HIP INTERACTIVE CORP.

Earnings per Share

Quarterly basic and diluted earnings per share are summarized in the table below.

Earnings per share – basic (in $)	2005	2004	2003
First quarter	$0.00	$ 0.03	$ 0.03
Second quarter		0.03	0.03
Third quarter		0.10	0.11
Fourth quarter		0.01	0.04
Total	**$0.00**	**$ 0.16**	**$ 0.22**

Earnings per share – diluted (in $)	2005	2004	2003
First quarter	$ 0.00	$ 0.03	0.03
Second quarter		0.03	0.03
Third quarter		0.09	0.10
Fourth quarter		0.01	0.04
Total	**$ 0.00**	**$ 0.16**	**$0.20**

RESULTS OF OPERATIONS

Sales for the three months ended June 30, 2004 were $81.2 million, compared to $80.0 million for the same period last year, an increase of $1.2 million or 1.5%. The breakdown of sales by product category is set out below:

	Three months ended June 30	
In $ millions	**2004**	**2003**
Distribution:		
Video Games	$ 46.3	$ 44.9
PC Games	7.9	8.1
Movies	14.9	16.5
	69.1	69.5
Hip Games™	6.3	6.1
Hip Gear™	3.5	2.8
Hip Coin™	2.3	1.6
	$ 81.2	**$ 80.0**

Gross margin for the first quarter of fiscal 2004 was 11.5%, compared to 10.5% for the same quarter last year. The details of gross margin by product line are set out in the chart below. For the quarter, gross margin has been largely impacted by the higher margins being achieved on the Company's Hip Games™ products primarily in Europe.

	Three months ended June 30,	
% of sales	**2004**	**2003**
Distribution		
Video Games	5.4%	8.2%
PC Games	13.4%	14.2%
Movies	6.8%	8.1%
	6.6%	8.9%
Hip Games™	53.4%	29.9%
Hip Gear™	19.9%	(5.0%)
Hip Coin™	29.9%	35.9%
	11.5%	**10.5%**

Video Games

Sales

Video Games sales for the three months ended June 30, compared to the same quarter last year, are shown below:

	Three months ended June 30	
In $ millions	**2004**	**2003**
Software	$ 23.9	$ 19.9
Hardware	20.7	24.0
1st Party accessories	1.7	1.0
Video Game Sales	$ 46.3	$ 44.9

Video Games hardware, software and first party accessories sales for the quarter increased by $1.4 million or 3.0%, compared to the same three months last year. During the quarter, the Company sold approximately 840,000 software units (at an average unit sales price of $28), compared to 560,000 units (at an average unit sales price of $36) for the same period last year. Although sales of hardware declined by $3.3 million, hardware units sold increased by 27% for the three months ended June 30, 2004, compared to the same period last year. Hardware unit sales increased as a result of price reductions introduced by the first party manufacturers in May 2004. During the quarter, the Company sold approximately 81,000 first party accessory units, compared to 56,000 units for the same period last year.

Gross margin

Video Games margins for the quarter ended June 30, 2003 were 5.4%, compared to 8.2% last year. The decrease in gross margins was primarily due to:

(1) the impact of a rapidly weakening Canadian dollar during April 2004 as the Company was inadequately hedged against the 5% depreciation of the Canadian dollar during the month. The impact of the weakening of the Canadian dollar negatively impacted margins by approximately 1.9%. Excluding this foreign exchange impact, margins would have been approximately 7.3%,

(2) an increase in distribution costs as a percentage of sales due to declining unit price points, and

(3) during the quarter, the Company sold, on promotion, value software bundles at low margins.

The above negative factors were offset by increased margins on hardware sales to 6.5% for the quarter, compared to approximately 3% for the fiscal year ended March 31, 2004.

PC Games

Sales

PC Games sales for the first quarter of fiscal 2005 decreased $0.2 million or 3.4%. According to market research studies, the PC Games industry is declining at a rate of 10% - 15% annually.

Gross margin

PC Games margins for the quarter were 13.4% compared to 14.2% for the same period last year. This decline was primarily due to decreased sales of higher margin valueware product this year compared to the same period last year.

Movies

Sales

Sales for the Movies business decreased by $1.6 million to $14.9 million for the first quarter of fiscal 2005, as there were fewer major titles released during the quarter this year compared to last year. *The Lord of the Rings: Return of the King* was the only major title released during the quarter, compared to five significant titles released during the same quarter last year. Progress in the Toronto and Vancouver branch offices continues to be slow; however in June 2004, the Company appointed a senior sales manager to focus on expanding the Company's penetration into those markets.

Gross margin

Gross margin for the Movies business was 6.8% for the quarter ended June 30, 2004, compared to 8.1% for the same quarter last year. Gross margin percentages have declined due primarily to an increase in the mix of sales to customers who are sub-distributors and e-commerce providers. Margins for sales to these customers are 4% - 5%, compared to traditional margins to retailers at 7% - 8%.

MANAGEMENT'S DISCUSSION & ANALYSIS

Hip Games™

Sales

Compared to the first quarter of fiscal 2004, Hip Games™ sales for the quarter increased by $0.2 million to $6.3 million for the first three months of fiscal 2005, as the Company continued to focus on this strategic business.

The sales for the first fiscal quarter are summarized as follows:

	Three months ended June 30,	
In $ millions	2004	2003
Exclusive Distribution	$ 1.0	$ 3.7
Publishing & Co-publishing	5.3	2.4
	$ 6.3	**$ 6.1**

Gross margin

Hip Games™ margins for the first quarter this year increased to 53.4% from 29.9% for the same period last year. During the quarter, the Company revised its estimates with respect to reserves for future price protections for published product still on hand at its retail customers. Reserves were reduced by approximately $0.5 million in the quarter for exclusive distribution and licensed publishing titles based on retailers' sell-through performance and inventory on hand in the field.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

	Three months ended June 30	
% of sales	2004	2003
Exclusive Distribution	18.1%	18.7%
Licensed Publishing	60.1%	47.8%
	53.4%	29.9%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories and bundled game software. Sales for the first quarter of fiscal 2005 compared to the same period for fiscal 2004 are summarized as follows:

	Three months ended June 30	
In $ millions	2004	2003
Hip Gear™ accessories	$ 3.5	$2.4
Bundled software	-	0.4
	$ 3.5	$2.8

Sales of Hip Gear™ accessories increased by $1.1 million, or 45.8%, for the first quarter of fiscal 2005 to $3.5 million, compared to $2.4 million in sales for the same period last year as the Company continues to grow its business in both Canada and the United States. During the quarter, the Company also began to sell its Hip Gear™ product in Europe through Hip Interactive Europe, SA.

Gross margin

Hip Gear™ margins for the three months ended June 30, 2004 were 19.9%, compared to negative 5.0% for the same three months last year. The prior year results included a charge to margins of approximately $0.7 million relating to the cost of obtaining the business of a new customer.

Hip Coin™

Sales

Hip Coin™ sales increased by $0.7 million to $2.3 million for the first three months in fiscal 2005, compared to $1.6 million for the same period last year, resulting from an increase in distribution sales of video arcade game equipment to video arcade game operators. Distribution sales increased by $0.8 million to $1.3 million for the quarter, compared to the same period last year. Revenue for the Company's arcade coin route operations business was flat to last year. Over the last 12 months, the Company has been able to add new locations to its route operations to offset the loss of a large operator last year.

Gross margin

Hip Coin™ margins were 29.6% during the quarter, compared to 35.9% in the prior year resulting from the change in sales mix. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10-15% for distribution sales of this business unit.

Outlook for Fiscal 2005

During the first quarter of fiscal 2005, both Sony and Microsoft announced a reduction in price points for their console hardware by approximately US$50 to US$149 per unit. The reduction is expected to increase the installed base of hardware. However, due to limited availability of product during the second quarter, the Company may not be able to secure sufficient supply of hardware to meet the expected demand for these products. It is expected that the supply of product will increase for the third quarter.

In 2003, the PC games industry declined by approximately 10% in North America. The decline in this market is expected to continue in 2004 and, consequently, the Company anticipates that its PC Games business will experience a similar decline.

The Company expects that sales for its Movies division out of its Montreal office will remain relatively flat to fiscal 2004, but believes that there is significant opportunity for growth in the Toronto and Vancouver markets, however progress to date has been slow.

On the strength of the Company's recently announced wireless products and based on the attractive price points of the Hip Gear™ accessories, the Company believes that there is an opportunity in the United States to secure shelf space at the national retailers for its Hip Gear™ products. However, the third party accessory industry in North America is extremely competitive, particularly in the United States where the Company is competing against three other major suppliers.

For its Hip Games™ division in fiscal 2005, the Company's strategy is to release better quality games such as *Playboy: The Mansion*, *Fear Factor: Unleashed, Pariah* and *Stolen*. The profitability of the

Hip Games™ division is highly dependant on the level of acceptance of these products by the consumer.

Selling, General and Administrative Expenses

For the three months ended June 30, 2004, operating expenses were $8.2 million or 10.1% of sales compared to $5.5 million or 6.9% of sales for the same period in fiscal 2004. The increase was primarily due to:

(1) increased expenses of approximately $0.6 million relating to the Company's U.S. sales force hired during the past fiscal year to build the Hip Gear™ accessory and Hip Games™ businesses in the U.S. market;

(2) expenses in the Hip Games™ business unit have increased by approximately $0.9 million, due to the acquisition of LSP in February 2004;

(3) expenses of about $0.4 million to assess the future needs of the Company's facilities and efficiency improvements to the Company's systems; and

(4) increased software maintenance and licensing and software support costs relating to the ERP system of approximately $0.5 million.

Interest Expense and Amortization of Property and Equipment

Interest expense was $0.4 million for the first quarter of fiscal 2005, compared to $0.2 million for the same quarter last year. Average borrowings for the three months ending June 30, 2004 were approximately $26.7 million, compared to $6.5 million for the first quarter last year. The average borrowing rate for the first quarter of fiscal 2005 was approximately 4.0%, which was flat compared to the average rate for the same period last fiscal year. Average borrowings has increased for the quarter ended June 30, 2004, compared to the same period last year, primarily due to a significant increase in advances to publishers and developers for exclusive distribution and publishing projects during the past 12 months.

Amortization of property and equipment was $0.6 million for the three months ended June 30, 2004, compared to $0.4 million in the same quarter last year. This increase is primarily due to the Company purchasing over $3.5 million of assets in fiscal 2004 of which a significant portion relates to computer hardware and software, which are amortized at a 30% declining rate.

LIQUIDITY AND CAPITAL RESOURCES

The Company had borrowings of $21.2 million as at June 30, 2004, compared to $22.5 million as of March 31, 2004. During the quarter ended June 30, 2004, the Company generated $1.3 million in cash from operations, compared to $2.6 million used in operating activities for the same quarter last year. The Company used cash to purchase capital assets of $0.9 million, primarily additional Hip Coin™ route operations equipment.

The Company's working capital requirements are provided by internally generated cash flow and a credit facility through a Canadian Chartered Bank. Management believes that, in addition to this credit facility, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth. If the Company should determine in the future to accelerate its rate of growth, it may need to raise additional funds through increased credit facilities or by way of an equity offering.

Commitments and Contingencies

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as outlined in the following table.

In $ millions	
2005	$ 0.8
2006	0.6
2007	0.3
	$ 1.7

As at June 30, 2004, the Company has committed to advance an additional $0.4 million to a company 50% owned by a director of Hip. During the quarter, the Company purchased all of the assets of an employee's former business for cash in the amount of $0.2 million, relating to arcade gaming equipment. The Company paid $.05 million on acquisition and has commitments to pay the remaining balance of $0.15 million during the third and fourth quarter of fiscal 2005.

The Company has committed to advance an additional $10.2 million under exclusive distribution and publishing agreements from its Hip Games™ business unit as follows:

in $ millions	2005	2006	2007	Total
Exclusive distribution	8.8	-	-	8.8
Publishing	-	0.7	0.7	1.4
	$8.8	$0.7	$0.7	$10.2

As at June 30, 2004, the Company had outstanding letters of credit in the amount of $4.9 million and remaining credit facility availability of approximately $14 million.

Capital expenditures were $0.9 million during first three months of fiscal 2004, compared to $1.2 million last fiscal year. Capital expenditures for the three months ended June 30, 2004 are summarized in the table below.

In $ millions	**Three months ended June 30, 2004**
Enterprise Resource Planning System (ERP) including related hardware	$0.2
Arcade game equipment	0.6
Other	0.1
	$0.9

Capital expenditures for fiscal 2005 are anticipated to be approximately $3.5 - $5.0 million.

Balance Sheet

As at June 30, 2004, the Company had assets of $152.4 million, compared to $150.0 million as at March 31, 2004. Shareholders' equity was $64.8 million at June 30, 2004, compared to $64.1 million as at March 31, 2004.

The accounts receivable balance as at June 30, 2004 was $44.1 million (53 days outstanding), compared to $47.6 million (54 days outstanding) as at March 31, 2004. At June 30, 2004, approximately 78% of the Company's customer balances were aged less than 60 days from the invoice date, compared to 83% at March 31, 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

As at June 30, 2004, total inventory was $43.3 million (with inventory turning at 10.2 times), compared to $42.6 million as at March 31, 2004 (turning 10.9 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Advances and other assets at June 30, 2004 were $19.4 million, compared to $14.5 million as at March 31, 2004.

Accounts payable and accrued liabilities as at June 30, 2004 was $60.0 million (73 days outstanding), compared to $57.1 million (73 days outstanding) as at March 31, 2004. At June 30, 2004, approximately 82% of supplier balances were aged less than 60 days from invoice date, compared to 66% as at March 31, 2004.

Capital Structure

The Company's capital structure consists of an unlimited number of Common Shares, of which 62,996,754 were issued and outstanding as at June 30, 2004 (March 31, 2004 - 62,432,288) and an unlimited number of preference shares, issuable in series, of which nil were issued and outstanding as at June 30, 2004.

Risk Factors

All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Investment in Video Game Software Titles

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software.

For exclusive distribution arrangements, advances are paid based on the publisher's completion of certain development milestones, which advances are generally recovered by the Company from the proceeds on the sale of products upon initial release of the software title. For exclusive distribution arrangements, the Company purchases the products on a consignment basis and, therefore, does not take on any risk of inventory obsolescence.

For publishing arrangements, the Company pays a license fee or a prepaid royalty, which is amortized through cost of sales as the title is sold to retail customers. In addition, the Company takes on the responsibility for all aspects of the release of the title, including marketing, price protection and returns.

These cash advances are initially set-up as a prepaid advance. The recoverability of such advances is dependant on the financial strength of the publishing business partner and the success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependence on Key Suppliers

The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and

marketing resources than Hip, will not discontinue their distribution arrangement with Hip and independently market their products directly to retailers in Canada. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition. As mentioned in the notes to the Company's financial statements, approximately 26% of the Company's purchases relate to the products manufactured by one company.

Seasonality in Business
The Company's business, especially its Video Games and Hip Gear™ divisions, is characterized by seasonal sales patterns whereby the Company records a substantial component of its yearly revenues in its third quarter ended December 31. Consequently, at certain times of the year, the Company is required to build up and carry high levels of inventory and investment in working capital for its Video Games products and Hip Gear™ products in order to meet the needs of the retail customers of such products.

Fluctuations in Operating Results
Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's selling, general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology
Rapid technological advances, evolving industry standards and frequent new product introductions and enhancements, characterize the markets for Hip's products. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users' requirements and to achieve market penetration.

Risks Associated with Product Returns: Price Protection
Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. Competitors' promotional or other activities could cause returns to increase sharply at any time. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products,

including Hip Gear™ accessories and Hip Games™ products, and is likely to face increasing price competition.

Foreign Exchange Risk
Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Future Capital Requirements
In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price
Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Contingencies
During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations in the year such loss is determinable.

Dependence on Key Personnel
The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team might have a material adverse effect on Hip's operations and business prospects.

SEC File Number 82-34720

Hip Interactive Corp.

Consolidated Balance Sheets
In $ thousands

	June 30, 2004 (unaudited)	March 31, 2004 (audited)	June 30, 2003 (unaudited)
Assets			
Current assets			
Cash	$ -	$ -	$ 5,321
Accounts receivable	44,134	47,604	34,578
Inventory	43,336	42,608	28,226
Current portion of advances and other assets	12,623	10,157	4,200
Current portion of future income taxes	1,332	940	691
Current portion of notes receivable	1,022	318	362
	102,447	101,627	73,378
Advances	6,740	4,310	4,200
Notes receivable	71	835	615
Property and equipment	11,719	11,420	8,661
Future income taxes	-	-	434
Goodwill and intangible assets	31,450	31,849	22,685
	$ 152,427	$ 150,041	$ 109,973
Liabilities			
Current liabilities			
Bank indebtedness	$ 21,207	$ 22,548	$ -
Accounts payable and accrued liabilities	59,997	57,136	58,630
Income taxes payable	3,794	3,631	1,145
Current portion of capital lease obligations	448	530	921
Current liabilities of discontinued operations	-	-	80
	85,446	83,845	60,776
Capital lease obligations	835	918	-
Future income taxes	1,312	1,191	326
	87,593	85,954	61,102
Shareholders' Equity			
Capital stock	53,984	53,330	44,695
Other equity	-	-	1,753
Contributed surplus	3,582	3,541	3,362
Retained earnings (deficit)	7,268	7,216	(939)
	64,834	64,087	48,871
	$ 152,427	$ 150,041	$ 109,973

Hip Interactive Corp.
Consolidated Statements of Earnings
In $ thousands (unaudited)

	Three months ended June 30	
	2004	***2003***
Sales	$ 81,234	$ 80,033
Cost of sales	71,885	71,623
Gross profit	9,349	8,410
Expenses		
Selling, general and administrative expenses	8,207	5,511
Interest, net	365	214
Amortization of property & equipment	618	449
Earnings before income taxes	159	2,236
Income taxes	107	774
Net earnings for the period	$ 52	$ 1,462

Earnings Per Share		
Weighted average number of Common Shares		
Basic	62,868	53,077
Diluted	64,809	58,495
Earnings per share		
Basic	$ 0.00	$ 0.03
Diluted	$ 0.00	$ 0.03

Hip Interactive Corp.
Consolidated Statements of Retained Earnings (Deficit)
In $ thousands (unaudited)

	Three months ended June 30	
	2004	***2003***
Retained earnings (deficit), beginning of period	$ 7,216	$ (2,401)
Net earnings for the period	52	1,462
Retained earnings (deficit), end of period	$ 7,268	$ (939)

Hip Interactive Corp.

Consolidated Statements of Cash Flows
In $ thousands (unaudited)

Cash provided by (used in)	***Three months ended June 30*** ***2004***	***2003***
Operating activities		
Net earnings for the period	52	1,462
Items not affecting cash:		
Amortization	915	449
Future income taxes	(271)	31
Stock and other non-cash compensation	41	-
	737	1,942
Net changes in non-cash working capital balances:		
Accounts receivable	3,470	7,035
Inventory	(728)	(290)
Prepaid expenses and other assets	(5,193)	(3,540)
Accounts payable and accrued liabilities	2,861	(1,254)
Income taxes payable	163	(1,234)
Operating activities of discontinued operations	-	(21)
	573	696
	1,310	2,638
Financing activities		
Capital lease obligations	(165)	(298)
Common shares for cash, net of share issue costs	654	909
Decrease in bank indebtedness	(1,341)	-
	(852)	611
Investing activities		
Purchase of property and equipment	(917)	(1,228)
Acquisition of businesses, net of cash acquired	399	-
Repayments of notes receivable, net	60	-
	(458)	(1,228)
Increase in cash	-	2,021
Cash, beginning of period	-	3,300
Cash, end of period	-	5,321

In $ thousands, unless otherwise stated (unaudited)

Note 1. Basis of Presentation
The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2004. These interim consolidated financial statements follow the same accounting policies and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2004. Business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the three months ended June 30, 2004 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

Note 2. Advances and other assets
The Company's Hip Games™ division enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video game and PC game software either in Canada or throughout North America and Europe. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the financing of the development of the software.

Advances and other assets are comprised of:

	June 30, 2004	March 31, 2004
Exclusive distribution advances	9,551	5,584
Publishing advances	7,285	6,360
	16,836	11,944
Less: Non-current portion	6,740	4,310
	10,096	7,634
Prepaids and other assets	2,527	2,523
Current portion of advances and other assets	12,623	10,157

The Company has commitments, under exclusive distribution and publishing agreements for titles to be released in fiscal 2005 through 2007, to advance an additional $10,170 (March 31, 2004 - $9,822).

Note 3. Share-based compensation
The Company recorded a $41 compensation expense and increase to contributed surplus for the three months ended June 30, 2004 based on the weighted average fair value of options granted to employees at the time of grant for all stock options granted since April 1, 2003. The Company uses the Black-Scholes option pricing model to determine the fair value with the following significant assumptions: average risk free-rate of 3.4% (Fiscal 2004 – 3.6%), expected life of two to five years, volatility of 70% (Fiscal 2004 – 52%) and a dividend yield of 0%. During the third quarter of fiscal 2004, the Company adopted, on a prospective basis, The Institute of Chartered Accountants Section 3870, Stock-based Compensation and Other Stock-based Payments ("S.3870"), which was effective April 1, 2003.

The Company recorded a $110 compensation charge during the third quarter of fiscal 2004 for all stock options granted since April 1, 2004.

As required, the following table provides information on options granted subsequent to April 1, 2002 and prior to April 1, 2003 and the impact on earnings per share as if the fair value based method of accounting for the share-based compensation had been applied:

	Three months ended June 30,	
In $ thousands, except per share amounts (unaudited)	**2004**	**2003**
Net earnings for the period as reported	$ 52	$ 1,462
Pro forma current period compensation cost, net of tax	$ 41	$ 169
Pro forma net earnings for the period	$ 11	$ 1,293
Basic earnings per share as reported	$ 0.00	$ 0.03
Pro forma basic earnings per share	$ 0.00	$ 0.02
Diluted earnings per share as reporting	$ 0.00	$ 0.03
Pro forma diluted earnings per share	$ 0.00	$ 0.02

The significant assumptions made in the calculation of the three months ended June 30, 2004 and 2003 weighted average fair value of the options are as follows: risk free rate of 3.5%, expected life of two years, volatility of 72% and a dividend yield of 0%.

Note 4. Capital Stock

In $ thousands, except per share amounts (unaudited)	Number of Common Shares	Book Value
Balance as at March 31, 2004	62,432,288	$ 53,330
Options exercised	564,466	654
Balance as at June 30, 2004	62,996,754	$ 53,984

Note 5. Commitments

(a) During the quarter, the Company advanced $nil to Putting Edge, a company which is 50% owned by a director of Hip. The Company has a commitment to advance an additional $360 to Putting Edge.

(b) The Company has committed to advance an additional $10,170 under exclusive distribution and publishing agreements during fiscal 2005 through 2007.

(c) The Company is also contingently liable for additional consideration in connection with acquisitions.

Note 6. Related party transactions

During the quarter, the Company purchased all of the assets of an employee's former business for cash in the amount of $200, relating to arcade gaming equipment. The Company paid $50 on acquisition and has commitments to pay the remaining balance of $150 during the third and fourth quarter of fiscal 2005.

In $ thousands, unless otherwise stated (unaudited)

Note 7. Business acquisition
On February 6, 2004, the Company acquired L.S.P. S.A. ("LSP"), a publisher of video and PC games incorporated in France. This acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition. A preliminary purchase price of $1,956 was allocated to the assets and liabilities assumed based on their estimated fair values on the date of acquisition.

The purchase price allocation will be finalized pending the completion of an independent valuation. This may result in adjustments to the values assigned to other intangible assets as well as advances and other assets with a corresponding adjustment to goodwill. As at June 30, 2004, this valuation has not been finalized and management believes this valuation will be completed during the second quarter of fiscal 2005. During the quarter, the Company has recorded $399 reduction to goodwill as the Company has recorded a reversal of the valuation allowance, which had been recognized against tax losses.

Note 8. Variable Interest Entities
In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"), which provides guidance for the financial accounting and reporting of interests in certain variable interest entities. AcG-15 requires consolidation of such entities by any company that is subject to a majority of the risk of loss from an entity's activities or is entitled to receive a majority of the entity's expected residual returns or both. AcG-15 is effective for annual or interim periods beginning on or after November 1, 2004. The Company is currently reviewing its advances to developers in its publishing business to determine if any of these entities could be considered a variable interest entity. The Company's maximum exposure to loss in respect of these developers is limited to the total advance made to any developer.

Note 9. Subsequent events

(a) On July 9, 2004, Jumbo Entertainment Inc. paid, in full, the remaining balance of the Company's note receivable of $910 plus accrued interest. As at June 30, 2004, the Company has reclassified this entire note receivable to current assets.

(b) On August 5, 2004, the Company acquired all of the outstanding shares of World Entertainment Broadcasting Corporation, doing business as ARUSH Entertainment, ("ARUSH") upon the issuance of 817,312 common shares of Hip on closing, of which 55,607 are being held in escrow for one year. Under the terms of the escrow agreement, the principal shareholder of ARUSH is entitled to purchase the escrowed shares at a price of $1.50 per share. The Company shall also be obligated to pay additional purchase price consideration based on an earn-out arrangement through the period ended March 31, 2007.

Note 10. Segmented Information

The Company operates in six business segments being: Video Games, PC Games, Movies, Hip Games™, Hip Gear™ and Hip Coin™. The Company only reviews its segments at the gross profit, and has reclassified all selling, general and administrative expenses into the Corporate segment since the March 31, 2004 annual financial statements for all current and prior reported periods. Operating results for these business segments are as follows:

In $ millions	Three months ended June 30, 2004							
	Video Games	PC Games	Movies	Hip Games™	Hip Gear™	Hip Coin™	Corporate	Total
Sales	46,279	7,872	14,897	6,356	3,517	2,313	-	81,234
Gross profit	2,490	1,057	1,020	3,391	700	691	-	9,349
Selling, general & administrative expenses	-	-	-	-	-	-	8,207	8,207
Interest, net	-	-	-	-	-	-	365	365
Amortization of property & equipment	-	-	-	-	-	-	618	618
Earnings (loss) before income taxes	2,490	1,057	1,020	3,391	700	691	(9,190)	159
Income taxes	-	-	-	-	-	-	107	107
Net earnings (loss) for the period	2,490	1,057	1,020	3,391	700	691	(9,297)	52
Assets	39,438	17,754	17,957	21,265	10,013	9,630	36,370	152,427
Capital expenditures	34	16	32	28	-	608	199	917
Goodwill	17,437	1,279	824	8,530	-	3,380	-	31,450

In $ millions	Three months ended June 30, 2003							
	Video Games	PC Games	Movies	Hip Games™	Hip Gear™*	Hip Coin™	Corporate	Total
Sales	44,948	8,152	16,502	6,052	2,797	1,582	-	80,033
Gross profit	3,680	1,155	1,337	1,810	(140)	568	-	8,410
Selling, general & administrative expenses	-	-	-	-	-	-	5,511	5,511
Interest, net	-	-	-	-	-	-	214	214
Amortization of property & equipment	-	-	-	-	-	-	449	449
Earnings (loss) before income taxes	3,680	1,155	1,337	1,810	(140)	568	(6,174)	2,236
Income taxes	-	-	-	-	-	-	774	774
Net earnings (loss) for the period	3,680	1,155	1,337	1,810	(140)	568	(6,948)	1,462
Assets	46,553	12,615	16,603	7,533	4,307	9,931	12,431	109,973
Capital expenditures	844	14	28	-	-	342	-	1,228
Goodwill	17,437	1,279	589	-	-	3,380	-	22,685

* The Company has reclassified $749 from selling, general and administrative expenses to sales, relating to the costs of purchasing the existing inventory of a new retailer, to obtain their business.

Economic Dependence

Approximately 26% (2003 – 38%) of the Company's purchases for the three-month period ended June 30, 2004, relate to products manufactured and published by one company.

Sec File Number 82-34720

Q1

Hip Interactive Corp. First Quarter Report for the period ended June 30, 2004

Letter to Shareholders

Dear Fellow Shareholders,

I would like to begin by reviewing some of the primary points of our results for the first quarter of fiscal 2005 being the three months ended June 30, 2004, compared to the three months ended June 30, 2003:

- Sales were up 1.5% to $81.2 million, with healthy growth in the strategically important Hip Gear™ and Hip Games™ businesses being offset by declines in Distribution revenues;
- Gross margin increased to 11.5% from 10.5%, reflecting the increased contribution by the growing higher margin businesses, partially offset by the negative impact of foreign exchange losses;
- Expenses increased to $8.2 million from $5.5 million, due mainly to the inclusion of Hip Interactive Europe (formerly L.S.P. S.A.), acquired in February 2004, for the full quarter ($0.9 million), expansion of U.S. operations ($0.6 million), fees relating to a warehouse, logistics and information technology study ($0.4 million) and incremental software maintenance and licensing costs ($0.4 million); and
- Net earnings were $0.1 million, or $0.00 per basic and diluted share, compared to earnings of $1.5 million or $0.03 per basic and diluted share last year.

Distribution Divisions

Sales for the Distribution divisions (Video Games, PC Games and Movies) were $69.0 million for the quarter, a decrease of $0.5 million from the same period last year. Video game software and first party accessory sales increased by $4.7 million to $25.6 million, which was offset somewhat by a $3.3 million decrease in hardware sales due to lower price points. Revenue from the distribution of movies was down 10% ($1.6 million) because there was only one top selling title this quarter versus the five top selling titles in the same quarter last year.

Margins for the Distribution divisions declined to 6.6% for the three months ended June 30, 2004 from 8.9% last year. The key factor negatively impacting margins was inadequate hedging against a 5% depreciation of the Canadian dollar during April 2004, which reduced margins for the quarter by 1.3%. In addition, the Company incurred higher logistics costs due to a 49% increase in units shipped at lower prices than in the same quarter of the previous year, which accounted for a 0.5% decline in overall margin.

Strategic Higher Margin Businesses Continue to Perform

Hip Gear™ sales of $3.5 million for the quarter reflect an increase of 25% over the same quarter last year, with margins for this first quarter of fiscal 2005 being about 20%. Over the past quarter, we have been able to expand our product placement with retailers in the United States and Canada and continue our focus on increasing penetration in the U.S. market. As well, our 2.4GHz wireless controllers have been very well received by both retailers and gamers. Finally, we began selling Hip Gear™ accessories across Europe through Hip Interactive Europe.

Sales in our Hip Games™ division were $6.3 million for the quarter, up slightly over the $6.1 million for the same period last year. However, gross margins in this business were 53.4% for the quarter, compared to 29.9% for the same quarter last year. We have also been successful in shifting our focus from exclusive distribution titles to the higher margin published titles. This quarter we released two exclusive distribution titles in North America and published nine titles (six in North America and three in Europe), compared to the same period last year when we released three exclusive distribution titles and one published title.

While we are disappointed in the performance of our Distribution divisions, our strategic Hip Gear™ and Hip Games™ divisions performed very well this quarter. We remain optimistic about Hip's prospects for Fiscal 2005 with potentially very large titles including *Playboy: The Mansion™*, *Fear Factor: Unleashed™*, *Pariah* and *Stolen*, due for release in the back half of the fiscal year.

With respect to our progress on the review of our internal controls in light of our recent accounting error and Canadian Securities Regulatory passage of Multilateral Instrument 52-109 entitled *Certification of Disclosure in Issuers' Annual and Interim Filings*, PricewaterhouseCoopers LLP has been engaged to oversee the management of the project and the project plan has been completed. We are examining a number of financial and accounting procedures at head office and have targeted October 31, 2004 as a completion date for some of the key processes being reviewed.

Going Forward

We remain confident in our projections for fiscal 2005. We are targeting earnings per share growth of approximately 30% or between $0.21 and $0.25 earnings per share. Growth in the U.S. market will be important for the Hip Gear™ division to help us meet our overall target, as well as continuing our penetration into the European market. With the August 2004 acquisition of ARUSH and the rights to its properties, including *Playboy: The Mansion™* and *Fear Factor: Unleashed™*, along with the other top games of *Pariah* and *Stolen* in our Hip Games™ division, this other strategic division will also be critical in Hip achieving its earnings growth targets.

Thank you to all our employees who remain dedicated to providing excellence in service and value for all our business partners and for all their hard work in maintaining those relationships, which we view as foremost in our ability to meet the expectations of our shareholders.

From the entire Hip team, thank you for your continued support,

On behalf of management,

ARINDRA SINGH
President and Chief Executive Officer

Management's Discussion and Analysis

This Management Discussion and Analysis ("MD&A") for the three months ended June 30, 2004, compared with the three months ended June 30, 2003, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the years ended March 31, 2004 and March 31, 2003. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company during the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risk Factors".

OVERVIEW

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game and PC game products and movies to retailers across North America and PC and video games in Europe. Hip is comprised of the following six business units: **(1)** Video Games (hardware, software and first party accessories), **(2)** PC Games (software and logistics services), **(3)** Movies (VHS and DVD movies), **(4)** Hip Games™ (published software), **(5)** Hip Gear™ (accessories), and **(6)** Hip Coin™ (operator and distributor of coin-operated games).

The Company's strategies include:

- gaining additional shelf space at U.S. retailers for its Hip Gear™ accessories products;
- bringing to market higher quality titles such as: *Playboy: The Mansion*, *Fear Factor: Unleashed*, *Pariah* and *Stolen*;
- increasing market share for its Movies distribution division in Ontario and British Columbia;
- improving the Company's infrastructure and the efficiency of the Company's warehouses; and
- improving working capital management.

Significant Events

On August 5, 2004, the Company acquired all of the outstanding shares of World Entertainment Broadcasting Corporation, doing business as ARUSH Entertainment ("ARUSH"), upon the issuance of 817,312 common shares of Hip on closing, of which 55,607 are being held in escrow for one year. Under the terms of the escrow agreement, the principal shareholder of ARUSH is entitled to purchase the escrowed shares at a price of $1.50 per share. The Company shall also be obligated to pay additional purchase price consideration based on an earn-out arrangement through the period ended March 31, 2007.

Significant Accounting Policies

The Company reports its results under Canadian GAAP. The preparation of the Company's financial statements and results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management bases its estimates on historical experience, future expectations and other assumptions that are believed to be reasonable at the date of the financial statements. Actual results may differ from these estimates due to uncertainty involved in measuring, at a specific point in time, events, which are continuous in nature. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. The Company's significant accounting policies are discussed in note 2 of its audited financial statements for the year ended March 31, 2004.

The Company considers the following key accounting policies to have the most significant effect on its estimates, assumptions and judgments.

Advances and Other Assets

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software. For exclusive distribution arrangements, advances, which have been paid based on the publisher's completion of certain development milestones, are generally recovered by the Company from the proceeds of the sale of products upon initial release of the software title. For publishing arrangements, the Company pays a license fee or a prepaid royalty, which is amortized through cost of sales as the title is sold to the Company's retail customers. These cash advances are initially set-up as an advance. When an impairment or change in

circumstance indicates that there is a possible impairment in advances, an impairment test is performed by comparing future cash flows related to the advance to its carrying amount. The Company is required to make estimates and assumptions in determining carrying values of advances and other assets and the recording of accruals, such as price protections and return provisions with respect to the sale of these software titles.

Inventory

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Management periodically reviews the inventory on a product-by-product basis in assessing provisions based upon current estimates of future events and including economic conditions and growth prospects in the retail marketplace. There is no assurance that these estimates will be realized, therefore further inventory provisions may need to be recorded.

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired. The Company evaluates goodwill annually and when circumstances indicate that impairment in goodwill may have occurred. Such evaluation is based on comparing the fair value of the reporting unit to its carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. The second step requires the Company to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any. The carrying value of goodwill is assessed by management and is based on assumptions and estimates. As such, there is no certainty that the fair value estimated for the specific reporting unit will be sufficient to support the goodwill values recorded, which could result in the Company recording an impairment charge.

Revenue Recognition

Revenue from sales of video games, PC games and movies, published software, hardware and related accessories sold by the Company's distribution operations is recognized when products are shipped, the price is fixed and determinable, collection is reasonably assured and persuasive evidence of an arrangement exists. Provisions for estimated levels of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue. There is no certainty that the provisions for returns and rebates estimated by management will be precise, which would result in an adjustment to sales in the period in which the new information is obtained. Revenue from coin-operated arcade video equipment is recognized on a cash basis.

Financial Overview

Highlights of the consolidated results for the three months ended June 30, 2004, compared to the three months ended June 30, 2003, were:

- Sales increased by $1.2 million or 1.5%, compared to last year.
- Gross margin increased to 11.5% from 10.5% for the same period last year.
- Expenses increased to $8.2 million from $5.5 million last year, primarily due to the acquisition of L.S.P. S.A. ("LSP") (now Hip Interactive Europe, S.A.) in February 2004 ($0.9 million), increased costs relating to the Company's expanding U.S. operations ($0.6 million), consulting fees relating to a warehouse, logistics and information technology study ($0.4 million), and incremental software maintenance and licensing costs ($0.4 million).
- Net earnings were $0.1 million or $0.00 per basic and diluted share compared to earnings of $1.5 million or $0.03 per basic and diluted share last year.

The results of operations for the three months ended June 30, 2004, compared to the three months ended June 30, 2003, are summarized as follows:

(In millions of dollars, except per share amounts)	2004	2003
Sales	**$ 81.2**	$ 80.0
Gross profit	**9.4**	8.4
Selling, general and administrative expenses	**8.2**	5.5
Interest, net	**0.4**	0.2
Amortization of property and equipment	**0.6**	0.4
Income taxes	**0.1**	0.8
Net earnings for the period	**$ 0.1**	$ 1.5
Net earnings per share		
Basic	**$ 0.00**	$ 0.03
Diluted	**$ 0.00**	$ 0.03


Q4
17%
Q1
19%
Q2
23%
Q3
41%

Seasonality - Fiscal 2004
Sales Distribution by Quarter

The Company's business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three-month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the graph to the left.

Sales

Quarterly sales are shown in the table below.

Sales (in millions of dollars)	**2005**	2004	2003
First quarter	**$ 81.2**	$ 80.0	$ 54.1
Second quarter	–	96.2	80.6
Third quarter	–	178.7	146.7
Fourth quarter	–	70.9	79.3
Total	**$ 81.2**	$ 425.8	$ 360.7

Earnings

Quarterly net earnings are summarized in the table below.

Net earnings (in millions of dollars)	**2005**	2004	2003
First quarter	**$ 0.1**	$ 1.5	$ 1.3
Second quarter	–	1.7	1.7
Third quarter	–	6.0	5.8
Fourth quarter	–	0.4	2.2
Total	**$ 0.1**	$ 9.6	$ 11.0

Earnings per Share

Quarterly basic and diluted earnings per share are summarized in the table below.

Earnings per share – basic (in dollars)	**2005**	2004	2003
First quarter	**$ 0.00**	$ 0.03	$ 0.03
Second quarter	–	0.03	0.03
Third quarter	–	0.10	0.11
Fourth quarter	–	0.01	0.04
Total	**$ 0.00**	$ 0.16	$ 0.22

Earnings per share – diluted (in dollars)	**2005**	2004	2003
First quarter	**$ 0.00**	$ 0.03	$ 0.03
Second quarter	–	0.03	0.03
Third quarter	–	0.09	0.10
Fourth quarter	–	0.01	0.04
Total	**$ 0.00**	$ 0.16	$ 0.20

RESULTS OF OPERATIONS

Sales for the three months ended June 30, 2004 were $81.2 million, compared to $80.0 million for the same period last year, an increase of $1.2 million or 1.5%. The breakdown of sales by product category is set out below:

(In millions of dollars)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Distribution:		
Video Games	**$ 46.3**	$ 44.9
PC Games	**7.9**	8.1
Movies	**14.9**	16.5
	69.1	69.5
Hip Games™	**6.3**	6.1
Hip Gear™	**3.5**	2.8
Hip Coin™	**2.3**	1.6
	$ 81.2	$ 80.0

Gross margin for the first quarter of fiscal 2004 was 11.5%, compared to 10.5% for the same quarter last year. The details of gross margin by product line are set out in the chart below. For the quarter, gross margin has been largely impacted by the higher margins being achieved on the Company's Hip Games™ products primarily in Europe.

(Percent of sales)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Distribution		
Video Games	**5.4%**	8.2%
PC Games	**13.4**	14.2
Movies	**6.8**	8.1
	6.6	8.9
Hip Games™	**53.4**	29.9
Hip Gear™	**19.9**	(5.0)
Hip Coin™	**29.9**	35.9
	11.5%	10.5%

Video Games

Sales

Video Games sales for the three months ended June 30, compared to the same quarter last year, are shown below:

(In millions of dollars)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Software	**$ 23.9**	$ 19.9
Hardware	**20.7**	24.0
First party accessories	**1.7**	1.0
Video Game Sales	**$ 46.3**	$ 44.9

Video Games hardware, software and first party accessories sales for the quarter increased by $1.4 million or 3.0%, compared to the same three months last year. During the quarter, the Company sold approximately 840,000 software units (at an average unit sales price of $28), compared to 560,000 units (at an average unit sales price of $36) for the same period last year. Although sales of hardware declined by $3.3 million, hardware units sold increased by 27% for the three months ended June 30, 2004, compared to the same period last year. Hardware unit sales increased as a result of price reductions introduced by the first party manufacturers in May 2004. During the quarter, the Company sold approximately 81,000 first party accessory units, compared to 56,000 units for the same period last year.

Gross margin

Video Games margins for the quarter ended June 30, 2003 were 5.4%, compared to 8.2% last year. The decrease in gross margins was primarily due to:

(1) the impact of a rapidly weakening Canadian dollar during April 2004 as the Company was inadequately hedged against the 5% depreciation of the Canadian dollar during the month. The impact of the weakening of the Canadian dollar negatively impacted margins by approximately 1.9%. Excluding this foreign exchange impact, margins would have been approximately 7.3%, **(2)** an increase in distribution costs as a percentage of sales due to declining unit price points, and **(3)** during the quarter, the Company sold, on promotion, value software bundles at low margins.

The above negative factors were offset by increased margins on hardware sales to 6.5% for the quarter, compared to approximately 3% for the fiscal year ended March 31, 2004.

PC Games

Sales

PC Games sales for the first quarter of fiscal 2005 decreased $0.2 million or 3.4%. According to market research studies, the PC Games industry is declining at a rate of 10%–15% annually.

Gross margin

PC Games margins for the quarter were 13.4% compared to 14.2% for the same period last year. This decline was primarily due to decreased sales of higher margin valueware product this year compared to the same period last year.

Movies

Sales

Sales for the Movies business decreased by $1.6 million to $14.9 million for the first quarter of fiscal 2005, as there were fewer major titles released during the quarter this year compared to last year. *The Lord of the Rings: Return of the King* was the only major title released during the quarter, compared to five significant titles released during the same quarter last year. Progress in the Toronto and Vancouver branch offices continues to be slow; however in June 2004, the Company appointed a senior sales manager to focus on expanding the Company's penetration into those markets.

Gross margin

Gross margin for the Movies business was 6.8% for the quarter ended June 30, 2004, compared to 8.1% for the same quarter last year. Gross margin percentages have declined due primarily to an increase in the mix of sales to customers who are sub-distributors and e-commerce providers. Margins for sales to these customers are 4%–5%, compared to traditional margins to retailers at 7%–8%.

Hip Games™

Sales

Compared to the first quarter of fiscal 2004, Hip Games™ sales for the quarter increased by $0.2 million to $6.3 million for the first three months of fiscal 2005, as the Company continued to focus on this strategic business.

The sales for the first fiscal quarter are summarized as follows:

(In millions of dollars)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Exclusive Distribution	**$ 1.0**	$ 3.7
Publishing & Co-publishing	**5.3**	2.4
	$ 6.3	$ 6.1

Gross margin

Hip Games™ margins for the first quarter this year increased to 53.4% from 29.9% for the same period last year. During the quarter, the Company revised its estimates with respect to reserves for future price protections for published product still on hand at its retail customers. Reserves were reduced by approximately $0.5 million in the quarter for exclusive distribution and licensed publishing titles based on retailers' sell-through performance and inventory on hand in the field.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

(Percent of sales)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Exclusive Distribution	**18.1%**	18.7%
Licensed Publishing	**60.1**	47.8
	53.4%	29.9%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories and bundled game software. Sales for the first quarter of fiscal 2005 compared to the same period for fiscal 2004 are summarized as follows:

(In millions of dollars)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Hip Gear™ accessories	**$ 3.5**	$ 2.4
Bundled software	**–**	0.4
	$ 3.5	$ 2.8

Sales of Hip Gear™ accessories increased by $1.1 million, or 45.8%, for the first quarter of fiscal 2005 to $3.5 million, compared to $2.4 million in sales for the same period last year as the Company continues to grow its business in both Canada and the United States. During the quarter, the Company also began to sell its Hip Gear™ product in Europe through Hip Interactive Europe, S.A.

Gross margin

Hip Gear™ margins for the three months ended June 30, 2004 were 19.9%, compared to negative 5.0% for the same three months last year. The prior year results included a charge to margins of approximately $0.7 million relating to the cost of obtaining the business of a new customer.

Hip Coin™

Sales

Hip Coin™ sales increased by $0.7 million to $2.3 million for the first three months in fiscal 2005, compared to $1.6 million for the same period last year, resulting from an increase in distribution sales of video arcade game equipment to video arcade game operators. Distribution sales increased by $0.8 million to $1.3 million for the quarter, compared to the same period last year. Revenue for the Company's arcade coin route operations business was flat to last year. Over the last 12 months, the Company has been able to add new locations to its route operations to offset the loss of a large operator last year.

Gross margin

Hip Coin™ margins were 29.6% during the quarter, compared to 35.9% in the prior year resulting from the change in sales mix. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10-15% for distribution sales of this business unit.

Outlook for Fiscal 2005

During the first quarter of fiscal 2005, both Sony and Microsoft announced a reduction in price points for their console hardware by approximately US$50 to US$149 per unit. The reduction is expected to increase the installed base of hardware. However, due to limited availability of product during the second quarter, the Company may not be able to secure sufficient supply of hardware to meet the expected demand for these products. It is expected that the supply of product will increase for the third quarter.

In 2003, the PC games industry declined by approximately 10% in North America. The decline in this market is expected to continue in 2004 and, consequently, the Company anticipates that its PC Games business will experience a similar decline.

The Company expects that sales for its Movies division out of its Montreal office will remain relatively flat to fiscal 2004, but believes that there is significant opportunity for growth in the Toronto and Vancouver markets, however progress to date has been slow.

On the strength of the Company's recently announced wireless products and based on the attractive price points of the Hip Gear™ accessories, the Company believes that there is an opportunity in the United States to secure shelf space at the national retailers for its Hip Gear™ products. However, the third party accessory industry in North America is extremely competitive, particularly in the United States where the Company is competing against three other major suppliers.

For its Hip Games™ division in fiscal 2005, the Company's strategy is to release better quality games such as *Playboy: The Mansion*, *Fear Factor: Unleashed*, *Pariah* and *Stolen*. The profitability of the Hip Games™ division is highly dependant on the level of acceptance of these products by the consumer.

Selling, General and Administrative Expenses

For the three months ended June 30, 2004, operating expenses were $8.2 million or 10.1% of sales compared to $5.5 million or 6.9% of sales for the same period in fiscal 2004. The increase was primarily due to: **(1)** increased expenses of approximately $0.6 million relating to the Company's U.S. sales force hired during the past fiscal year to build the Hip Gear™ accessory and Hip Games™ businesses in the U.S. market; **(2)** expenses in the Hip Games™ business unit have increased by approximately $0.9 million, due to the acquisition of LSP in February 2004; **(3)** expenses of about $0.4 million to assess the future needs of the Company's facilities and efficiency improvements to the Company's systems; and **(4)** increased software maintenance and licensing and software support costs relating to the ERP system of approximately $0.5 million.

Interest Expense and Amortization of Property and Equipment

Interest expense was $0.4 million for the first quarter of fiscal 2005, compared to $0.2 million for the same quarter last year. Average borrowings for the three months ending June 30, 2004 were approximately $26.7 million, compared to $6.5 million for the first quarter last year. The average borrowing rate for the first quarter of fiscal 2005 was approximately 4.0%, which was flat compared to the average rate for the same period last fiscal year. Average borrowings has increased for the quarter ended June 30, 2004, compared to the same period last year, primarily due to a significant increase in advances to publishers and developers for exclusive distribution and publishing projects during the past 12 months.

Amortization of property and equipment was $0.6 million for the three months ended June 30, 2004, compared to $0.4 million in the same quarter last year. This increase is primarily due to the Company purchasing over $3.5 million of assets in fiscal 2004 of which a significant portion relates to computer hardware and software, which are amortized at a 30% declining rate.

LIQUIDITY AND CAPITAL RESOURCES

The Company had borrowings of $21.2 million as at June 30, 2004, compared to $22.5 million as of March 31, 2004. During the quarter ended June 30, 2004, the Company generated $1.3 million in cash from operations, compared to $2.6 million used in operating activities for the same quarter last year. The Company used cash to purchase capital assets of $0.9 million, primarily additional Hip Coin™ route operations equipment.

The Company's working capital requirements are provided by internally generated cash flow and a credit facility through a Canadian Chartered Bank. Management believes that, in addition to this credit facility, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth. If the Company should determine in the future to accelerate its rate of growth, it may need to raise additional funds through increased credit facilities or by way of an equity offering.

Commitments and Contingencies

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as outlined in the following table.

(In millions of dollars)	
2005	$ 0.8
2006	0.6
2007	0.3
	$ 1.7

As at June 30, 2004, the Company has committed to advance an additional $0.4 million to a company 50% owned by a director of Hip. During the quarter, the Company purchased all of the assets of an employee's former business for cash in the amount of $0.2 million, relating to arcade gaming equipment. The Company paid $.05 million on acquisition and has commitments to pay the remaining balance of $0.15 million during the third and fourth quarter of fiscal 2005.

The Company has committed to advance an additional $10.2 million under exclusive distribution and publishing agreements from its Hip Games™ business unit as follows:

(In millions of dollars)	2005	2006	2007	Total
Exclusive distribution	$ 8.8	$ –	$ –	$ 8.8
Publishing	–	0.7	0.7	1.4
	$ 8.8	$ 0.7	$ 0.7	$ 10.2

As at June 30, 2004, the Company had outstanding letters of credit in the amount of $4.9 million and remaining credit facility availability of approximately $14 million.

Capital expenditures were $0.9 million during first three months of fiscal 2004, compared to $1.2 million last fiscal year. Capital expenditures for the three months ended June 30, 2004 are summarized in the table below.

(In millions of dollars)	Three months ended June 30, 2004
Enterprise Resource Planning System (ERP) including related hardware	$ 0.2
Arcade game equipment	0.6
Other	0.1
	$ 0.9

Capital expenditures for fiscal 2005 are anticipated to be approximately $3.5–$5.0 million.

Balance Sheet

As at June 30, 2004, the Company had assets of $152.4 million, compared to $150.0 million as at March 31, 2004. Shareholders' equity was $64.8 million at June 30, 2004, compared to $64.1 million as at March 31, 2004.

The accounts receivable balance as at June 30, 2004 was $44.1 million (53 days outstanding), compared to $47.6 million (54 days outstanding) as at March 31, 2004. At June 30, 2004, approximately 78% of the Company's customer balances were aged less than 60 days from the invoice date, compared to 83% at March 31, 2004.

As at June 30, 2004, total inventory was $43.3 million (with inventory turning 10.2 times), compared to $42.6 million as at March 31, 2004 (turning 10.9 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Advances and other assets at June 30, 2004 were $19.4 million, compared to $14.5 million as at March 31, 2004.

Accounts payable and accrued liabilities as at June 30, 2004 was $60.0 million (73 days outstanding), compared to $57.1 million (73 days outstanding) as at March 31, 2004. At June 30, 2004, approximately 82% of supplier balances were aged less than 60 days from invoice date, compared to 66% as at March 31, 2004.

Capital Structure

The Company's capital structure consists of an unlimited number of Common Shares,

of which 62,996,754 were issued and outstanding as at June 30, 2004 (March 31, 2004 – 62,432,288) and an unlimited number of preference shares, issuable in series, of which nil were issued and outstanding as at June 30, 2004.

Risk Factors

All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Investment in Video Game Software Titles

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software.

For exclusive distribution arrangements, advances are paid based on the publisher's completion of certain development milestones, which advances are generally recovered by the Company from the proceeds on the sale of products upon initial release of the software title. For exclusive distribution arrangements, the Company purchases the products on a consignment basis and, therefore, does not take on any risk of inventory obsolescence.

For publishing arrangements, the Company pays a license fee or a prepaid royalty, which is amortized through cost of sales as the title is sold to retail customers. In addition, the Company takes on the responsibility for all aspects of the release of the title, including marketing, price protection and returns.

These cash advances are initially set-up as a prepaid advance. The recoverability of such advances is dependant on the financial strength of the publishing business partner and the success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependence on Key Suppliers

The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not discontinue their distribution arrangement with Hip and independently market their products directly to retailers in Canada. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition. As mentioned in the notes to the Company's financial statements, approximately 26% of the Company's purchases relate to the products manufactured by one company.

Seasonality in Business

The Company's business, especially its Video Games and Hip Gear™ divisions, is characterized by seasonal sales patterns whereby the Company records a substantial component of its yearly revenues in its third quarter ended December 31. Consequently, at certain times of the year, the Company is required to build up and carry high levels of inventory and investment in working capital for its Video Games products and Hip Gear™ products in order to meet the needs of the retail customers of such products.

Fluctuations in Operating Results

Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's selling, general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology

Rapid technological advances, evolving industry standards and frequent new product introductions and enhancements, characterize the markets for Hip's products. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users' requirements and to achieve market penetration.

Risks Associated with Product Returns: Price Protection

Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. Competitors' promotional or other activities could cause returns to increase sharply at any time. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually

introduce new and enhanced products, including Hip Gear™ accessories and Hip Games™ products, and is likely to face increasing price competition.

Foreign Exchange Risk

Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Future Capital Requirements

In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price

Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations in the year such loss is determinable.

Dependence on Key Personnel

The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team might have a material adverse effect on Hip's operations and business prospects.

Consolidated Balance Sheets

(In thousands of dollars)	(unaudited) June 30, 2004	(audited) March 31, 2004	(unaudited) June 30, 2003
ASSETS			
Current assets			
Cash	$ –	$ –	$ 5,321
Accounts receivable	44,134	47,604	34,578
Inventory	43,336	42,608	28,226
Current portion of advances and other assets	12,623	10,157	4,200
Current portion of future income taxes	1,332	940	691
Current portion of notes receivable	1,022	318	362
	102,447	101,627	73,378
Advances	6,740	4,310	4,200
Notes receivable	71	835	615
Property and equipment	11,719	11,420	8,661
Future income taxes	–	–	434
Goodwill and intangible assets	31,450	31,849	22,685
	$ 152,427	$ 150,041	$ 109,973
LIABILITIES			
Current liabilities			
Bank indebtedness	$ 21,207	$ 22,548	$ –
Accounts payable and accrued liabilities	59,997	57,136	58,630
Income taxes payable	3,794	3,631	1,145
Current portion of capital lease obligations	448	530	921
Current liabilities of discontinued operations	–	–	80
	85,446	83,845	60,776
Capital lease obligations	835	918	–
Future income taxes	1,312	1,191	326
	87,593	85,954	61,102
SHAREHOLDERS' EQUITY			
Capital stock	53,984	53,330	44,695
Other equity	–	–	1,753
Contributed surplus	3,582	3,541	3,362
Retained earnings (deficit)	7,268	7,216	(939)
	64,834	64,087	48,871
	$ 152,427	$ 150,041	$ 109,973

Consolidated Statements of Earnings

(In thousands of dollars) (unaudited)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Sales	**$ 81,234**	$ 80,033
Cost of sales	**71,885**	71,623
Gross profit	**9,349**	8,410
Expenses		
Selling, general and administrative expenses	**8,207**	5,511
Interest, net	**365**	214
Amortization of property & equipment	**618**	449
Earnings before income taxes	**159**	2,236
Income taxes	**107**	774
Net earnings for the period	**$ 52**	$ 1,462
Earnings Per Share		
Weighted average number of Common Shares		
Basic	**62,868**	53,077
Diluted	**64,809**	58,495
Earnings per share		
Basic	**$ 0.00**	$ 0.03
Diluted	**$ 0.00**	$ 0.03

Consolidated Statements of Retained Earnings (Deficit)

(In thousands of dollars) (unaudited)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Retained earnings (deficit), beginning of period	**$ 7,216**	$ (2,401)
Net earnings for the period	**52**	1,462
Retained earnings (deficit), end of period	**$ 7,268**	$ (939)

Consolidated Statements of Cash Flows

(In thousands of dollars) (unaudited)	Three months ended June 30, 2004	Three months ended June 30, 2003
CASH PROVIDED BY (USED IN)		
Operating activities		
Net earnings for the period	$ 52	$ 1,462
Items not affecting cash:		
Amortization	915	449
Future income taxes	(271)	31
Stock and other non-cash compensation	41	–
	737	1,942
Net changes in non-cash working capital balances:		
Accounts receivable	3,470	7,035
Inventory	(728)	(290)
Prepaid expenses and other assets	(5,193)	(3,540)
Accounts payable and accrued liabilities	2,861	(1,254)
Income taxes payable	163	(1,234)
Operating activities of discontinued operations	–	(21)
	573	696
	1,310	2,638
Financing activities		
Capital lease obligations	(165)	(298)
Common shares for cash, net of share issue costs	654	909
Decrease in bank indebtedness	(1,341)	–
	(852)	611
Investing activities		
Purchase of property and equipment	(917)	(1,228)
Acquisition of businesses, net of cash acquired	399	–
Repayments of notes receivable, net	60	–
	(458)	(1,228)
Increase in cash	–	2,021
Cash, beginning of period	–	3,300
Cash, end of period	$ –	$ 5,321

Notes to Consolidated Financial Statements

(In thousands of dollars unless otherwise stated) (unaudited)

NOTE 1: BASIS OF PRESENTATION

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2004. These interim consolidated financial statements follow the same accounting policies and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2004. Business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the three months ended June 30, 2004 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

NOTE 2: ADVANCES AND OTHER ASSETS

The Company's Hip Games™ division enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video game and PC game software either in Canada or throughout North America and Europe. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the financing of the development of the software.

Advances and other assets are comprised of:

(In thousands of dollars)	**(unaudited)** As at June 30, 2004	(audited) As at March 31, 2004
Exclusive distribution advances	**$ 9,551**	$ 5,584
Publishing advances	**7,285**	6,360
	16,836	11,944
Less: Non-current portion	**6,740**	4,310
	10,096	7,634
Prepaids and other assets	**2,527**	2,523
Current portion of advances and other assets	**$ 12,623**	$ 10,157

The Company has commitments, under exclusive distribution and publishing agreements for titles to be released in fiscal 2005 through 2007, to advance an additional $10,170 (March 31, 2004 – $9,822).

NOTE 3: SHARE-BASED COMPENSATION

The Company recorded a $41 compensation expense and increase to contributed surplus for the three months ended June 30, 2004 based on the weighted average fair value of options granted to employees at the time of grant for all stock options granted since April 1, 2003. The Company uses the Black-Scholes option pricing model to determine the fair value with the following significant assumptions: average risk free-rate of 3.4% (Fiscal 2004 – 3.6%), expected life of two to five years, volatility of 70% (Fiscal 2004 – 52%) and a dividend yield of 0%. During the third quarter of fiscal 2004, the Company adopted, on a prospective basis, The Institute of Chartered Accountants Section 3870, *Stock-based Compensation and Other Stock-based Payments* ("S.3870"), which was effective April 1, 2003. The Company recorded a $110 compensation charge during the third quarter of fiscal 2004 for all stock options granted since April 1, 2004.

As required, the following table provides information on options granted subsequent to April 1, 2002 and prior to April 1, 2003 and the impact on earnings per share as if the fair value based method of accounting for the share-based compensation had been applied:

(In thousands of dollars except per share amounts) (unaudited)	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Net earnings for the period as reported	**$ 52**	$ 1,462
Pro forma current period compensation cost, net of tax	**41**	169
Pro forma net earnings for the period	**$ 11**	$ 1,293
Basic earnings per share as reported	**$ 0.00**	$ 0.03
Pro forma basic earnings per share	**0.00**	0.02
Diluted earnings per share as reporting	**0.00**	0.03
Pro forma diluted earnings per share	**0.00**	0.02

The significant assumptions made in the calculation of the three months ended June 30, 2004 and 2003 weighted average fair value of the options are as follows: risk free rate of 3.5%, expected life of two years, volatility of 72% and a dividend yield of 0%.

NOTE 4: CAPITAL STOCK

(In thousands of dollars except per share amounts) (unaudited)	Number of Common Shares		Book Value
Balance as at March 31, 2004	62,432,288	$	53,330
Options exercised	564,466		654
Balance as at June 30, 2004	**62,996,754**	**$**	**53,984**

NOTE 5: COMMITMENTS

a) During the quarter, the Company advanced $nil to Putting Edge, a company which is 50% owned by a director of Hip. The Company has a commitment to advance an additional $360 to Putting Edge.

b) The Company has committed to advance an additional $10,170 under exclusive distribution and publishing agreements during fiscal 2005 through 2007.

c) The Company is also contingently liable for additional consideration in connection with acquisitions.

NOTE 6: RELATED PARTY TRANSACTIONS

During the quarter, the Company purchased all of the assets of an employee's former business for cash in the amount of $200, relating to arcade gaming equipment. The Company paid $50 on acquisition and has commitments to pay the remaining balance of $150 during the third and fourth quarter of fiscal 2005.

NOTE 7: BUSINESS ACQUISITION

On February 6, 2004, the Company acquired L.S.P. S.A. ("LSP"), a publisher of video and PC games incorporated in France. This acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition. A preliminary purchase price of $1,956 was allocated to the assets and liabilities assumed based on their estimated fair values on the date of acquisition.

The purchase price allocation will be finalized pending the completion of an independent valuation. This may result in adjustments to the values assigned to other intangible assets as well as advances and other assets with a corresponding adjustment to goodwill. As at June 30, 2004, this valuation has not been finalized and management believes this valuation will be completed during the second quarter of fiscal 2005. During the quarter, the Company has recorded $399 reduction to goodwill as the Company has recorded a reversal of the valuation allowance, which had been recognized against tax losses.

NOTE 8: VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15, *Consolidation of Variable Interest Entities* ("AcG-15"), which provides guidance for the financial accounting and reporting of interests in certain variable interest entities. AcG-15 requires consolidation of such entities by any company that is subject to a majority of the risk of loss from an entity's activities or is entitled to receive a majority of the entity's expected residual returns or both. AcG-15 is effective for annual or interim periods beginning on or after November 1, 2004. The Company is currently reviewing its advances to developers in its publishing business to determine if any of these entities could be considered a variable interest entity. The Company's maximum exposure to loss in respect of these developers is limited to the total advance made to any developer.

NOTE 9: SUBSEQUENT EVENTS

a) On July 9, 2004, Jumbo Entertainment Inc. paid, in full, the remaining balance of the Company's note receivable of $910 plus accrued interest. As at June 30, 2004, the Company has reclassified this entire note receivable to current assets.

b) On August 5, 2004, the Company acquired all of the outstanding shares of World Entertainment Broadcasting Corporation, doing business as ARUSH Entertainment, ("ARUSH") upon the issuance of 817,312 common shares of Hip on closing, of which 55,607 are being held in escrow for one year. Under the terms of the escrow agreement, the principal shareholder of ARUSH is entitled to purchase the escrowed shares at a price of $1.50 per share. The Company shall also be obligated to pay additional purchase price consideration based on an earn-out arrangement through the period ended March 31, 2007.

NOTE 10: SEGMENTED INFORMATION

The Company operates in six business segments being: Video Games, PC Games, Movies, Hip Games™, Hip Gear™ and Hip Coin™. The Company only reviews its segments at the gross profit, and has reclassified all selling, general and administrative expenses into the Corporate segment since the March 31, 2004 annual financial statements for all current and prior reported periods. Operating results for these business segments are as follows:

	Three months ended June 30, 2004						
(In millions of dollars)	Video Games	PC Games	Movies	Hip Games™	Hip Gear™	Hip Coin™	Corporate
Sales	$ 46,279	$ 7,872	$ 14,897	$ 6,356	$ 3,517	$ 2,313	$ –
Gross profit	2,490	1,057	1,020	3,391	700	691	–
Selling, general & administrative expenses	–	–	–	–	–	–	8,207
Interest, net	–	–	–	–	–	–	365
Amortization of property & equipment	–	–	–	–	–	–	618
Earnings (loss) before income taxes	2,490	1,057	1,020	3,391	700	691	(9,190)
Income taxes	–	–	–	–	–	–	107
Net earnings (loss) for the period	$ 2,490	$ 1,057	$ 1,020	$ 3,391	$ 700	$ 691	$ (9,297)
Assets	$ 39,438	$ 17,754	$ 17,957	$ 21,265	$ 10,013	$ 9,630	$ 36,370
Capital expenditures	$ 34	$ 16	$ 32	$ 28	$ –	$ 608	$ 199
Goodwill	$ 17,437	$ 1,279	$ 824	$ 8,530	$ –	$ 3,380	$ –

* The Company has reclassified $749 from selling, general and administrative expenses to sales, relating to the costs of purchasing the existing inventory of a new retailer, to obtain their business.

Economic Dependence

Approximately 26% (2003 – 38%) of the Company's purchases for the three-month period ended June 30, 2004, relate to products manufactured and published by one company.

	Three months ended June 30, 2003							
Total	Video Games	PC Games	Movies	Hip Games™	Hip Gear™*	Hip Coin™	Corporate	Total
$ 81,234	$ 44,948	$ 8,152	$ 16,502	$ 6,052	$ 2,797	$ 1,582	$ –	$ 80,033
9,349	3,680	1,155	1,337	1,810	(140)	568	–	8,410
8,207	–	–	–	–	–	–	5,511	5,511
365	–	–	–	–	–	–	214	214
618	–	–	–	–	–	–	449	449
159	3,680	1,155	1,337	1,810	(140)	568	(6,174)	2,236
107	–	–	–	–	–	–	774	774
$ 52	$ 3,680	$ 1,155	$ 1,337	$ 1,810	$ (140)	$ 568	$ (6,948)	$ 1,462
$ 152,427	$ 46,553	$ 12,615	$ 16,603	$ 7,533	$ 4,307	$ 9,931	$ 12,431	$ 109,973
$ 917	$ 844	$ 14	$ 28	$ –	$ –	$ 342	$ –	$ 1,228
$ 31,450	$ 17,437	$ 1,279	$ 589	$ –	$ –	$ 3,380	$ –	$ 22,685

Corporate Information

HEAD OFFICE

240 Superior Boulevard
Mississauga, Ontario L5T 2L2

Telephone 905-362-3760
Facsimile 905-362-1995

DIRECTORS AND OFFICERS

Joseph H. Wright,
Chairman, Director

Peter Cooper,
Director

Thomas A. Fenton,
Director, Vice-President & General Counsel

Christopher Gilbert,
Director, Vice-President

Richard B. Grogan,
Director

Mark Rider,
Director

Arindra Singh,
Director, President & Chief Executive Officer

Peter Lee,
Chief Financial Officer

Michael Vaswani,
Chief Information Officer

Ronald Grimard,
Vice-President

Peter Young,
Vice-President

LEGAL COUNSEL

Aird & Berlis LLP

AUDITORS

PricewaterhouseCoopers LLP

TRANSFER AGENT

Equity Transfer Services Inc.

STOCK EXCHANGE LISTING

The Toronto Stock Exchange (TSX)

STOCK SYMBOL

HP

INVESTOR RELATIONS

Contact: jlee@hipinteractive.com

WEBSITE

www.hipinteractive.com



240 Superior Boulevard
Mississauga, Ontario L5T 2L2
Telephone 905-362-3760
Facsimile 905-362-1995
www.hipinteractive.com

SEC File Number 82-34720

EQUITY
TRANSFER SERVICES

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

July 7, 2004

Dear Sir or Madam:

RE: Hip Interactive Corp. - Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for **Hip Interactive Corp.**

1.	ISIN -	CA 4041941028
2.	Date Fixed for the Meeting -	September 23, 2004
3.	Record Date For Notice -	August 10, 2004
4.	Record Date For Voting -	August 10, 2004
5.	Beneficial Ownership Determination Date-	August 10, 2004
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common
7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common
8.	Business to be conducted at the meeting-	Non Routine

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson

SEC File Number 82-34720

HIP INTERACTIVE CORP.

ANNUAL INFORMATION FORM

In respect of the fiscal year ended

March 31, 2004

August 10, 2004

HIP INTERACTIVE CORP.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Documents Incorporated by Reference

The following documents or portions thereof, as indicated, are incorporated by reference into and form part of this Annual Information Form ("AIF"):

(a) Management's Discussion and Analysis ("MD&A") contained on pages 9 to 24 of the annual report of the Corporation for the fiscal year ended March 31, 2004 (the "Annual Report") in its entirety; and

(b) The Corporation's consolidated audited financial statements for the year ended March 31, 2004 contained on pages 25 to 45 of the Annual Report.

Comments Regarding Figures Contained in this Document

In this AIF, all references to specific years are references to the 12-month fiscal year ended March 31, 2004, the 12-month fiscal year ended March 31, 2003, the 12-month fiscal year ended March 31, 2002, the 15-month fiscal year ended March 31, 2001 or, in the case of 1999, December 31. In fiscal 2001, Hip made the decision to change its fiscal year end to March 31 in order to more accurately reflect industry practice. All references to "$" or "dollars" are references to Canadian dollars unless otherwise specified.

Information Obtained from Public Sources

Certain of the information contained in this AIF has been obtained from publicly available information from third party sources. The Corporation has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Corporation has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this AIF constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar or comparable words or expressions as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation's actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. The Corporation does not intend, and does not assume any obligations, to update these forward-looking statements.

CORPORATE STRUCTURE

Name & Incorporation

Hip Interactive Corp. ("Hip" or the "Corporation") was formed by the amalgamation on December 10, 1999 of Hip Interactive Corp. ("Predecessor Hip"), a private company formed under the laws of the Province of Ontario and ASI Internet Inc. ("ASI"), a then inactive public company formed under the laws of the Province of Ontario.

Predecessor Hip was incorporated on July 13, 1999. ASI was incorporated on December 21, 1995 as Arizuma Silver Inc. By articles of amendment dated October 13, 1999, the name Arizuma Silver Inc. was changed to ASI Internet Inc. Prior to 1999, ASI was engaged in the exploration and development of mineral resource properties. In December 1999, contemporaneous with the completion of the reverse take-over of ASI, Hip completed the acquisition of six companies, namely Gamesmania Inc., Software Online Inc., Softek International Inc., Operational Excellence Inc., Microplay Entertainment & Video Centres Inc. and

Microplayground Entertainment Inc. In addition, upon the completion of the acquisition of such companies, Hip completed a $16.09 million private placement financing.

Commencing December 20, 1999, Hip's common shares began trading on the Canadian Dealing Network Inc., a former trade reporting and quotation system for over-the-counter trading in Ontario (now forming part of the TSX Venture Exchange). On May 3, 2000, Hip's common shares became listed and posted for trading on The Toronto Stock Exchange (the "TSX") under the trading symbol "HP".

Hip is one of North America's largest distributors of electronic entertainment, including PC and video game software, video game consoles and accessories, movies and video arcade games. The Corporation sells electronic entertainment products to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) *Hip Gear*™ (accessories), (5) *Hip Games*™ (software), and (6) *Hip Coin*™ (operator and distributor of coin-operated games). For a more detailed description of the Corporation's business units, reference is made to the heading "Narrative Description of the Business" contained elsewhere in this AIF.

Intercorporate Relationships

The following chart sets forth the names of the Corporation's subsidiaries, their respective jurisdictions of incorporation and the Corporation's percentage of voting and equity interest therein, as of March 31, 2003. Unless otherwise indicated herein, the term the "Corporation" means collectively the Corporation and its subsidiaries.


Hip Interactive Corp.
(Ontario)
100%
100%
100%
100%
Hip Interactive Inc.
(Ontario)
9078-8803 Québec Inc.
(Federal)
Hip Interactive USA, Inc.
(Delaware)
Hip Interactive Europe, SA
(formerly L.S.P.)
(France)
100%
Hip Interactive (Québec) Inc.
(formerly Tévica Inc.)
(Federal)

Offices & Facilities

The registered and executive head office of the Corporation is located at 240 Superior Boulevard, Mississauga, Ontario L5T 2L2. The Corporation's affiliate companies also have places of business located at the following locations:

Hip Interactive Inc.	240 Superior Boulevard Mississauga, ON L5T 2L2
	400 rue Isabey Ville St-Laurent, QC H4T 1V3
	4620 Viking Way, Suite 135 Richmond, BC V6V 2L5
	4 Orinda Way, Suite 250-D Orinda, CA 94563
Hip Coin Inc.	7275 West Credit Avenue, Unit B Mississauga, ON L5N 5M9
Hip Interactive (Quebec) Inc.	614 Place Trans-Canada Longueuil, QC J4P 1P1
Hip Interactive Europe, SA	8 rue Wulfram Puget 13417 Marseille, Cedex 08 France

In March 2002, the Corporation consolidated its head office location, formerly located at 99 Ingram Drive, Toronto, Ontario with the offices of its main operating subsidiary, Hip Interactive Inc., located at 240 Superior Boulevard, Mississauga, Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate History

The Corporation was formed in July 1999 and, through a series of strategic acquisitions completed in December 1999 (reference is made to the section entitled "Corporate Structure - Name and Incorporation", above), is now a leading provider of electronic entertainment and, prior to March 31, 2002, operated in three principal segments: Distribution, Retail and Interactive Media. Hip's distribution ("Distribution") activities consisted of the reselling of PC games and video game hardware, software and accessories. Hip's retail ("Retail") business was comprised of the operation of location-based entertainment centres (or coin-operated games) and, prior to January 8, 2002, the franchising of Microplay video stores. The Corporation discontinued its Interactive Media operations (carried on through its former subsidiaries, Elecplay.com Productions Inc., Gamesmania Inc. and Software Online Inc.) as of March 31, 2002 and, on January 8, 2002, sold its Canadian franchise assets of Microplay Entertainment & Video Centres Inc. to Jumbo Entertainment Inc.

Business of the Company

The Corporation sells electronic entertainment products to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) *Hip Gear*™ (accessories), (5) *Hip Games*™ (software) and (6) *Hip Coin*™ (operator and distributor of coin operated games). For a more detailed description of the Corporation's business units, reference is also made to the heading "Narrative Description of the Business" contained elsewhere in this AIF.

Significant Acquisitions

The Corporation completed the following dispositions and acquisitions during its fiscal year ended March 31, 2004.

Acquisition of L.S.P.

On February 9, 2004, the Company acquired L.S.P. ("LSP"), a privately held France-based publisher of video and PC games. Under the terms of the transaction, Hip purchased all the outstanding shares of LSP for 3.0 million Euros, with 0.5 million Euros due on closing and the remaining payable on an earn-out arrangement based on LSP meeting pre-determined operating targets over the next 26 months (at the time of the transaction one euro was trading at approximately C$1.66). Management of Hip believes that the acquisition will be accretive for fiscal 2005. Subsequent to the acquisition, LSP changed its name and now conducts business under the name Hip Interactive Europe, SA.

Trends

The launch of the new video game platforms typically begins in the Japanese market and continues to the North American market. Generally, the hardware launch is followed by an increase in the sale of software and accessories, which yield higher margins. The video game industry is presently entering the mid-life stage of its cycle, since the current generation consoles launched Summer 2001 (Nintendo's Game Boy Advance), Fall 2001 (Nintendo's Game Cube and Microsoft's Xbox) and Fall 2000 (Sony's PlayStation2). Industry analysts anticipate this portion of the cycle to experience 10% annual growth versus the 20% growth it enjoyed during its initial stage. The mid-cycle stage is characterized by mass market pricing for console hardware, that is, lower prices that lead to an increase in the "installed base" as owning a console system, such as a PS2, Xbox or Game Cube, becomes more economically feasible to more people. The increase in installed base leads to a further increase in the sales of software and accessories. Furthermore, whereas accessories bought at the launch of a console system are typically first party, the accessories bought at the mass market pricing stage favour third party manufacturers such as the Corporation. Industry experts expect Nintendo to launch a new dual-screen console in 2004, Sony to launch its new handheld console in 2005 and the new generation of video game consoles to launch in 2005 or 2006.

Seasonality

Typically, the weakest period for the Corporation is the first six months of its fiscal year, being the period from April 1 to September 30. The Corporation records a large volume of its sales in the last six months of its fiscal year from October 1 to March 31. This is due to the fact that many of its products are purchased for the year-end holiday season. During the year ended March 31, 2004, the Corporation's breakdown of sales per quarter was as follows:

First Quarter ended June 30	$	80.0 million
Second Quarter ended September 30	$	96.2 million
Third Quarter ended December 31	$	178.7 million
Fourth Quarter ended March 31	$	70.9 million

Reference is also made to the heading "Cyclical and Seasonal Nature of Business" contained elsewhere in this AIF.

Risk Factors

Risks and uncertainties associated with the business of the Company are discussed in detail in the MD&A of the Company's Annual Report for the year ended March 31, 2004 and are incorporated by reference herein.

NARRATIVE DESCRIPTION OF THE BUSINESS

Principal Products

Hip is a leading North American distributor of electronic entertainment products. For fiscal 2004 Hip, through its various subsidiaries, was engaged in the wholesale distribution of video games, video game accessories, PC games, video game hardware, VHS and DVD movies and the operation of video arcades. Hip uses its core business of PC and video game distribution to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as its proprietary line of video game accessories branded as *Hip Gear™*, which maintains approximately 60 SKUs, and its proprietary line of games branded as *Hip Games™*. Hip uses a variety of channels to get its distribution and proprietary products to market. In addition to an internal dedicated sales team for each of its business lines, the Corporation also uses representative firms to reach further customers in the United States market for its proprietary products, as well as sub-distributors to take the products to secondary markets.

During the 12-month period ended March 31, 2004, the Corporation operated under the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) *Hip Gear™* (accessories), (5) *Hip Games™* (software), and (6) *Hip Coin™* (operator and distributor of coin operated games).

Distribution

The Corporation's Video Games Division, principally based in Mississauga, Ontario, distributes video game products (consoles, software and accessories) from Sony, Microsoft and Nintendo and is the primary video game supplier/distributor for all licensed publishers. The Video Games Division has logistics and fulfilment agreements with national and independent retailers across Canada, including Costco, Wal-Mart and Zellers, and maintains distribution facilities in Mississauga, Ontario and Montreal, Quebec.

Based in Stratford, Ontario, the Corporation's PC Games Division is a full line distributor of PC and Mac entertainment software. The PC Games Division carries front-line product and value-priced product from the leading publishers and vendors in the industry and distributes those products to various independent and national retailers across Canada.

The Corporation's Movies Division distributes movies from all the major movie studios, including Columbia TriStar, The Walt Disney Company (Buena Vista Home Entertainment), Universal Studios, Warner Brothers (Warner Home Video), Twentieth Century Fox, MGM Home Entertainment and Paramount Pictures, as well as a variety of independent publishers. Hip has leveraged its existing distribution infrastructure to become a significant force in the Home Video Distribution business, supplying DVD and VHS movies to retailers across Canada, with distribution centres in Montreal, Toronto and Vancouver.

Hip Gear™

Hip Gear™ is Hip's proprietary line of video game accessories for all video game consoles. *Hip Gear™* video game accessories are designed to blend innovation and creativity to provide high quality, value-priced accessories for all leading video game consoles. *Hip Gear™* products are carried throughout North America in such leading video game retailers as EB Games, CompUSA, GameStop, Fry's Electronics, KBtoys.com, Target.com, Future Shop, Radio Shack, Blockbuster, Zellers (Canada) Wal-mart Canada and Toys R Us (Canada). In addition, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers. A significant portion of *Hip Gear™* products are sourced from a manufacturer located in China.

Hip Games™

The Corporation is investing to grow its higher-margin publishing business, which is a combination of two principal business models, exclusive distribution and co-publishing, as follows:

Exclusive Distribution arrangements enable the Corporation to achieve margins of between 15% and 20%, which is higher than those achieved for its traditional distribution business. Under the terms of these arrangements, Hip usually advances funds to the publisher of the titles for the right to be the exclusive distributor of the product within a specific geographical area, typically for all of North America. To mitigate some of the risk associated with these arrangements, the Corporation only enters into exclusive distribution arrangements where management believes that the recoverability of the up front advance is reasonably assured. In addition, the Corporation purchases the product on a consignment basis, and therefore does not take on any risk of inventory obsolescence. Generally these agreements service smaller publishers that are lacking a means of distribution or foreign publishers that are looking for access to the North American market.

Co-Publishing requires the Corporation to pay a royalty fee up front and Hip becomes responsible for all aspects of the release (marketing, price protection, returns) in exchange for a higher margin, generally between 25% and 50%. The Corporation recovers its investment at a pre-determined royalty rate based on its sales of the products. The Corporation has published front-line titles and value titles that have already been funded all or near to completion, as well as translating proven titles to different platforms. The Corporation enters into these co-publishing arrangements with experienced publishers who use proven developers of video games and PC games. The Corporation uses its existing distribution infrastructure to deliver these higher margin products to a broader North American customer base.

For further information on the Hip Games™ division, reference is made to the section entitled "Hip Games™" on pages 17 of the Annual Report, which section is incorporated herein by reference.

To date, the Corporation has taken a conservative approach to growing its Hip Games™ publishing division, favouring distribution deals and value-priced PC games where the break-even volumes are lower. Because the Corporation does not develop its own games, the risk is lowered. In-house gamers who filter ideas to higher levels of management vet ideas for particular games. The Corporation looks for a consensus, not just a majority view, among its customer-facing sales staff to proceed with an investment.

Hip Coin™

Hip Coin™ manages coin-operated kiddie rides and a full complement of coin-operated amusement and redemption machines in various movie theatres and location-based entertainment facilities across Canada and the U.S. It also rents and distributes coin-operated machines. Hip Coin is a distributor for major manufacturers including Global VR, Rowe International, Smart Industries, Ice, Sega, Namco, Fantasy Entertainment and JVL Corporation.

The chart below sets out the revenues derived from each business unit for the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003.

Business Unit Revenues

	For the fiscal year ended March 31, 2004		For the fiscal year ended March 31, 2003	
in $000s	Sales	% of Total Sales	Sales	% of Total Sales
Video games	261,421	61%	$ 238,246	66%
PC games	42,605	10%	46,362	13%
Movies	68,261	16%	44,778	12%
Hip Games™	24,383	6%	14,372	4%
Hip Gear™	21,437	5%	8,662	2%
Hip Coin™	7,668	2%	8,271	2%
TOTAL	425,775	100%	$ 360,691	100%

Competitive Conditions in the Principal Markets

Hip faces competition from other companies that supply similar products to those supplied by Hip, through similar distribution channels. The market for electronic entertainment products (including video games, PC games, DVD and VHS movies and accessories), which are the primary products distributed by Hip, is very competitive and is characterized by rapid technological change, evolving industry standards, and frequent product introductions and enhancements. Currently, according to IDG Consulting, Sony's console products dominate the industry and are expected to represent over 40% of the unit sales and over 60% of the installed base. The video game industry, in the opinion of management of Hip, is in the mid-life stage of the current platforms life cycle. Based on platform life-cycle history, 2004 is expected to represent the peak sales for current generation console systems. It is also likely that next generation platforms will launch in 2005 or 2006.

Cyclical & Seasonal Nature of the Business

Hip's primary Distribution business is characterized by seasonal sales patterns whereby Hip records a substantial component of its yearly revenues in its third quarter ended December 31. See also the discussion under the heading "Seasonality" contained elsewhere in this AIF and at page 14 of the MD&A contained in the Corporation's Annual Report to the shareholders of the Corporation for the year ended March 31, 2004, which section is incorporated by reference herein.

Number of Employees

As at March 31, 2004, the Corporation and its subsidiaries had 295 employees of which approximately 16 were head office employees, 85 were involved in the Video Games Division, 115 were involved in the PC Games Division, 98 were involved in the Movies Division, 8 were involved in the Hip Gear™ Division and 16 were involved in the Hip Coin™ Division. Employees involved in the Hip Games™ Division overlap the Hip Gear™ and PC Games Division.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following selected financial information has been derived from the audited financial statements of the Corporation for the 12-month periods ended March 31, 2002, March 31, 2003 and March 31, 2004.

	Period from:		
(in $000s except per share amounts)	**April 1, 2003 to March 31, 2004**	**April 1, 2002 to March 31, 2003**	**April 1, 2001 to March 31, 2002**
Sales	425,775	360,691	271,326
Earnings (loss) from continuing operations	9,618	11,017	(367)
per common share (basic)	0.16	0.22	(0.01)
per common share (diluted)	0.16	0.20	(0.01)
Net earnings (loss)	9,618	11,017	(2,524)
per common share (basic)	0.16	0.22	(0.06)
per common share (diluted)	0.16	0.20	(0.06)
Total assets	150,221	110,366	74,627
Total long term liabilities (1)	2,307	482	883
Dividends	nil	nil	nil

(1) On September 30, 2003, the Corporation obtained an operating facility from The Bank of Nova Scotia (the "Bank"). Under the terms of the facility, the Bank has provided Hip with a $25 million operating credit facility increasing to $40 million during Hip's busy selling season from September 1 through February 28. The facility is a demand facility, renewable yearly, which will be used for working capital purposes. The credit facility with the Bank replaced the Corporation's previous credit facility with an asset-based lender. As of the date of this document, the Company was in the process of its annual review of its credit facility with the Bank.

The above information should be read in conjunction with the MD&A referenced herein and the consolidated financial statements and the accompanying notes, particularly in respect of the factors affecting the comparability of the data.

Effective April 1, 2001, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accounts Handbook Section 3062 with respect to accounting for Goodwill. Under the new standard, Goodwill is no longer to be amortized but is to be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on an analysis of profitability projections by reporting unit and the associated underlying fair values.

Commencing April 1, 2002, the Corporation adopted the new recommendations of CICA Handbook section 3870, Stock-based compensation and other stock-based payments. The new recommendation recommends that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value method, or not to account. However, if the intrinsic method or no accounting method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Corporation has chosen not to account for stock options. Accordingly, no compensation cost is recorded in the accounts for its stock option plan and the requisite pro forma disclosures are made. Proceeds arising from the exercise of stock options are credited to share capital.

Dividends

The Corporation has not declared any dividends on its shares. The board of directors of the Corporation does not currently anticipate paying any dividends on the common shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation and will depend upon the Corporation's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Corporation deems relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management's Discussion and Analysis" on pages 9 through 24 of the Annual Report, which section is incorporated herein by reference.

CAPITAL STRUCTURE

The Company's capital structure consists of an unlimited number of Common Shares, of which 62,432,288 were issued and outstanding as at March 31, 2004, and an unlimited number of preference shares, issuable in series, of which nil were issued and outstanding as at March 31, 2004.

MARKET FOR SECURITIES

The common shares are listed on The Toronto Stock Exchange and trade under the stock symbol "HP". The table below summarizes the monthly trading price ranges and volumes for fiscal 2004:

	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR
Monthly High	$1.14	$1.37	$1.76	$2.05	$2.44	$2.90	$3.99	$4.18	$3.59	$3.68	$3.29	$3.19
Monthly Low	$1.01	$1.10	$1.27	$1.53	$1.83	$2.33	$2.51	$2.81	$2.85	$2.95	$2.85	$2.81
Volume (in 000s)	1,786	4,460	10,482	6,637	9,258	11,407	12,291	13,613	5,578	7,283	10,070	8,575

ESCROWED SECURITIES

As at March 31, 2004, no securities of the Corporation were being held in escrow.

DIRECTORS AND OFFICERS

The following table sets forth the names, positions, municipalities of residence, and the respective security holdings of the directors and officers of the Corporation as of August 10, 2004.

Name and municipality of residency	Position with the Corporation	Director[3] since	Common Shares held	Percentage shareholding (%)
JOSEPH H. WRIGHT[1][2] Toronto, Ontario	Non-Executive Chair of the Board of Directors & Director	August 2002	24,000	0.04%
PETER J. COOPER[1][2] Toronto, Ontario	Director	October 2002	25,000	0.04%
THOMAS A. FENTON[5] Mississauga, Ontario	Director, Vice-President & General Counsel	December 1999	21,750	0.03%
CHRISTOPHER GILBERT[5] San Francisco, California	Director, Vice-President	October 2002	20,000	0.03%
RICHARD B. GROGAN[1][2] Sarnia, Ontario	Director	August 2002	20,000	0.03%
MARK RIDER Toronto, Ontario	Director	September 2000	289,804	0.45%
ARINDRA SINGH Toronto, Ontario	Director & Chief Executive Officer & President	August 2002	344,177	0.54%
PETER LEE Toronto, Ontario	Chief Financial Officer & Secretary	n/a	20,848	0.03%
MICHAEL VASWANI Woodbridge, Ontario	Chief Information Officer	n/a	12,500	0.02%
RONALD GRIMARD Mont St-Hilaire, Quebec	Vice-President	n/a	12,510	0.02%
TOTAL			**790,589**	**1.24%**

(1) These individuals serve on the Audit Committee. Mr. Grogan is Chairman of this committee.
(2) These individuals serve on the Corporate Governance & Compensation Committee. Mr. Cooper is Chairman of this Committee.
(3) Each director of the Corporation will hold office until the next annual meeting of shareholders or until his successor is elected or appointed.
(4) The Corporation does not have an Executive Committee.
(5) Neither of Mssrs. Fenton nor Gilbert are standing for re-election at the Annual Meeting of Shareholders being held on September 23, 2004.

Each of the directors and executive officers of Hip has been engaged in his principal occupation indicated above for the preceding five years, except as indicated in the following summaries of the background of each of the individuals:

Joseph H. Wright, Chairman and Director. Mr. Joseph Wright is currently the Managing Partner of Barnagain Capital, an investment company. From October 1997 to February 2001, Mr. Wright was a Managing Partner of Crosbie & Company Inc., a specialty investment-banking firm providing advice to mainly mid-sized private companies and from January 1999 to November 1999, Mr. Wright was also the Non-Executive Chairman of Alert Care Corporation. From April 1995 to July 1997, Mr. Wright was the President and Chief Executive Officer of Swiss Bank Corporation (Canada) and, from 1986 to 1994, Mr. Wright was the Vice-Chairman and a Director of Burns Fry Limited. Mr. Wright sits on the Board of a number of public and private companies including Loblaw Companies Limited, President's Choice Financial Bank, Call Net Enterprises Inc., Bluewater Power Distribution Corporation, BFI Canada Income Trust and CHS Reit. Mr. Wright is also a Trustee and Chairman of O&Y Reit. Mr. Wright became a director of Hip and its Chairman effective August 22, 2002.

Peter J. Cooper, Director. Mr. Cooper has served Hip as a director since October 2002. He is Chairman of Cedara Software Corp., President and co-founder of Scienta Health Inc., and serves on boards of public and private companies and at the Harvard Business School. Until 2002 he was President of Chapters.Indigo Online. Prior thereto, Mr. Cooper was a Partner with Pratzer & Partners Inc., consultants in executive search and human capital development. Since 1984, he had practised as a management consultant in strategy,

organization and human capital development, first as co-founder of Paradigm Consulting and later through his own firm, P.J. Cooper & Company, Inc. Mr. Cooper became a director of the Corporation on October 18, 2002.

Thomas A. Fenton, Director & Vice-President. Effective July 1, 2004, Mr. Fenton became Vice-President & General Counsel for Hip Interactive, initially on a part-time basis. Mr. Fenton remains a partner with the law firm of Aird & Berlis LLP. Prior to joining Aird & Berlis LLP in June 1997, Mr. Fenton was a partner at another major Canadian law firm and prior thereto, an associate with such firm. His practice encompasses corporate and securities law. Mr. Fenton has been a director of Hip since December 10, 1999.

Christopher Gilbert, Director & Vice-President. Mr. Gilbert joined Hip Interactive as the Executive Vice-President & General Manager, U.S. Operations in January 2004. From April 2000 to October 2003, Mr. Gilbert was the Executive Vice-President of Sales, Marketing & Operations of Sega of America, Inc., the American arm of Tokyo-based SEGA Corporation, a $3.5 billion corporation by market capitalization, recognized as a worldwide leader in interactive entertainment. Prior thereto, from 1998 to 2000, he was the Senior Vice-President of Sales for Sega of America, Inc. From 1992 to 1998, Mr. Gilbert was with Altec Lansing Technologies, a leading manufacturer and marketer of high quality computer and home entertainment sound systems, as the Vice-President of Sales for the Multimedia Division and then as the Senior Vice-President of Sales and Marketing. Mr. Gilbert became a director of the Corporation on October 18, 2002.

Richard B. Grogan, Director. Mr. Grogan currently sits on the Board of Directors of Bluewater Power Distribution Corporation, Baytech Plastics Inc. (formerly Waltec Plastics Limited), Virtek Vision International Inc. and Sarnia Community Foundation and, until April 2003 when it ceased being a public company, he also sat on the Board of Emco Limited. From 1997 to 2000, Mr. Grogan was the Executive Vice-President and Chief Financial Officer of Emco Limited, a London, Ontario based wholesale distribution and building products company with sales of approximately $1.3 billion, and from 1989 to 1997 was Vice-President of Finance and Chief Financial Officer for Emco. Prior thereto, from 1977 to 1989, Mr. Grogan was with Polysar Limited, a Sarnia, Ontario based company with sales of approximately $2.5 billion, where he held several financial positions, the last two years holding the position of Vice-President of Finance and Administration. Mr. Grogan articled with Coopers & Lybrand and received his CA designation in 1966. Mr. Grogan became a director of Hip on August 22, 2002.

Mark Rider, Director. Mr. Rider created The Rider Travel Group in 1982, with the vision of servicing the needs of business travelers while managing a corporation's travel budget. Focusing solely on the needs of the corporate travel sector, Mr. Rider created a company that grew from modest billings of $1 million in 1982 to over $600 million in 1999. During the past five years, through his holding company, The Rider Group Inc., Mr. Rider has created and/or fostered a number of new businesses in the fields of entertainment, technology and travel. Mr. Rider has been a director of Hip since September 21, 2000.

Arindra Singh, Director, President & Chief Executive Officer. From June 2001 until October 11, 2001, Mr. Singh was engaged as a consultant to Hip. On October 11, 2001, Mr. Singh was appointed the President & Chief Executive Officer of the Corporation. Mr. Singh has over 17 years of experience in managing growth, integrating businesses and developing corporate strategies. From 2000 to 2001, Mr. Singh was the Chief Financial Officer of Tiercon Industries Inc., an automotive parts supplier. Prior thereto, Mr. Singh was, from 1998 to 1999, a consultant for Hudson's Bay Company. Prior thereto, from 1997 to 1998, Mr. Singh was the Chief Financial Officer of K-Mart Canada Co. Mr. Singh was made a Fellow of the Institute of Chartered Accountants in England and Wales while working at Price Waterhouse in London, England. Mr. Singh became a director of the Corporation on August 22, 2002.

Peter Lee, Secretary & Chief Financial Officer. Mr. Lee, a Chartered Accountant, was appointed Chief Financial Officer of Hip on October 11, 2001. From 1997 to 2001, he was with Hudson's Bay Company where he served as both Director of Financial Planning and Director of Special Projects. From 1992 to 1997, he

worked with Colour Your World Corp. as Corporate Controller and from 1982 to 1992 he was the Manager, Business Advisory Services for Price Waterhouse where he serviced diverse clients in many industries, including retail, consumer electronics distribution, transportation and manufacturing.

Michael Vaswani, Chief Information Officer. Mr. Vaswani was appointed the Chief Information Officer of Hip on June 2, 2003. From June 2000 to June 2003, Mr. Vaswani was with PricewaterhouseCoopers where he was the Senior Manager in their Global Risk Management Services Group, and, from 1995 to 2000, he was with J D Edwards Canada, a tier-one ERP software vendor. As a certified Project Management Professional, Mr. Vaswani has a strong background in delivery of cost-based business process improvement and ERP systems and brings a deep knowledge of financial, distribution and manufacturing systems and support applications. Mr. Vaswani graduated from McGill University in Montreal with an Executive MBA in 1987 and with a Bachelors degree in Science from the University of Bombay, India.

Ronald Grimard, Vice-President. Mr. Grimard is the President of Tévica Inc., a Montreal-based distributor of VHS and DVD movies, which was acquired by Hip Interactive in August 2002. Mr. Grimard, a chartered accountant by profession, has been President of Tévica since he acquired the company in April 1990. Mr. Grimard became a Vice-President of the Corporation effective August 30, 2002.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Hip, or a shareholder holding a sufficient number of securities of Hip to affect materially the control of Hip, is, within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold its assets, except for Thomas A. Fenton, a director of Hip, who was a director of the publicly traded company, Talisman Enterprises Inc., a company that filed an assignment in bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) in February 2001.

Conflicts of Interest

There are no known existing or potential material conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation. For a description of the interests of certain officers and directors of the Corporation in material transactions conducted by the Corporation, reference is made to the heading "Interest of Management and Others in Material Transactions" contained at page 12 of the Management Information Circular and under the same heading of this document.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Audit Committee is attached hereto as Schedule A.

Composition of the Audit Committee

Name	Independent	Financially Literate	Relevant Education & Experience
Richard Grogan (Chair)	Yes	Yes	See bio above.
Peter Cooper	Yes	Yes	See bio above.
Joseph Wright	Yes	Yes	See bio above.

Auditor Fees

The following chart summarizes the fees of PricewaterhouseCoopers LLP for services during 2004 for audit and non-audit related services:

Type of Work	Fees	Percentage
Audit fees	$255.0	56.35%
Audit-related fees	90.0	19.89%
Sub-total	345.0	76.24%
Tax fees	37.5	8.29%
All other fees	70.0	15.47%
Total	$452.5	100.00%

It is the policy of the Corporation, the Board of Directors and its Audit Committee that any engagement of the auditors for non-audit services must be approved by the Chair of the Audit Committee.

LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or by the Company as at August 10, 2004.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As disclosed above, Mr. Thomas A. Fenton is a partner of the law firm of Aird & Berlis LLP. During the fiscal year ended March 31, 2004, Aird & Berlis LLP invoiced the sum of $240,000 ($263,875 – 2003) in legal fees to the Corporation and its subsidiaries. During the fiscal year ended March 31, 2004, the Corporation advanced $200,000 ($120,000 – 2003) to The Putting Edge Corporation ("Putting Edge"), a company which is fifty percent owned by Mark Rider, a director of the Corporation. Putting Edge operates indoor mini-golf courses located throughout North America. Pursuant to an agreement dated May 15, 2001, Hip Coin™, now a division of Hip Interactive Inc., agreed to place its arcade equipment at Putting Edge locations and is entitled to 50% of the revenues earned on those machines. Hip Coin™ has also agreed to lend Putting Edge $40,000 for each new location opened to a maximum of 25 locations, of which 18 locations have been as of March 31, 2004. The loans bear interest at 10% per annum and are repayable in monthly instalments over a 30-month term. Putting Edge continues to pay its instalments on time and, to date, the arrangement has been profitable for Hip Coin™. As of March 31, 2004, the total amount receivable from Putting Edge was $243,000 ($270,000 – 2003).

TRANSFER AGENT

The Corporation's transfer agent is Equity Transfer Services Inc. located at 120 Adelaide Street West in Toronto, Ontario.

MATERIAL CONTRACTS

The Corporation had not entered into any material contracts outside of those entered into in the ordinary course of business.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Corporation's management information circular for its most recent annual meeting of shareholders held on September 23, 2004. Additional financial information, including audited comparative consolidated financial statements for the year ended March 31, 2004, is provided in the Annual Report to Shareholders.

The Corporation will provide to any person, upon request to the Secretary of the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities,

(i) one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form,

(ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year,

(iii) one copy of the proxy circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (1) (i), (ii) and (iii) above, provided the issuer may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Copies of the above information may be obtained upon request from the Corporation's Director of Corporate Communications at the following address:

Ms. Jennifer Lee
Director of Corporate Communications
Hip Interactive Corp.
240 Superior Boulevard
Mississauga, Ontario L5T 2L2

AVAILABIILTY OF DOCUMENTS

Hip is a reporting issuer in the Provinces of Alberta, Manitoba, Ontario and Quebec. As a result, Hip files annual and other information with the local securities commissions and regulatory authorities of each of the above named provinces. The Canadian securities regulatory authorities maintain a web site named "SEDAR" that contains reports, proxy and other information regarding issuers that file with the securities regulatory authorities. Hip's filings can be found on the SEDAR web site at www@sedar.com.

SCHEDULE A

Charter of the Audit Committee of Hip Interactive Corp.

A. Name

There shall be an Audit Committee ("Committee") of the Board.

B. Purpose

The purpose of the Audit Committee, as delegated by the Board, is to provide oversight and make recommendations to the Board with respect to the Company's compliance with all financial disclosure and legal and regulatory requirements relating thereto and provide oversight of accounting systems and internal controls, the quality and integrity of the financial reports and the independence, qualification and performance of the Company's public accountants ("External Auditors"). In exercise of its oversight, it is not the duty or responsibility of the Audit Committee or its members to: (1) plan or conduct audits; or (2) determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

Management is responsible for: (1) the preparation, presentation and integrity of the Company's financial statements; (2) maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported in accordance with accounting standards and applicable laws and regulations.

C. Composition of Committee, Constitution and Frequency of Meetings

The Audit Committee shall consist of 3 members, one of whom is the Chair, all as determined by the Board and a quorum shall be not less than a majority of its members. New Committee members will participate in appropriate orientation. The Audit Committee members shall satisfy the independence, experience and financial literacy requirements of applicable legislation and stock exchange rules. At least one member of the Audit Committee must have accounting or related financial expertise, which must involve: (1) an understanding and knowledge of generally accepted accounting principles and financial statements; (2) experience in the preparation, auditing, analyzing or evaluating financial statements containing the breadth and complexity of issues similar to that of generally comparable issuers and the application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience with internal controls and procedures for financial reporting; and (4) an understanding of Audit Committee functions.

The Audit Committee will meet at least quarterly and more frequently as the Audit Committee in its discretion deems desirable. The Audit Committee can in its discretion invite others to attend its meetings. The Audit Committee will meet separately with Management and the External Auditors periodically, as it deems necessary but not less than annually. The Audit Committee will have the ability to engage independent counsel and other advisors, as it deems necessary to carry out its duties.

The Chair of the Audit Committee shall, on behalf of the Audit Committee, report to the Board on matters considered by the Audit Committee, its activities and compliance with this Charter.

At least annually the Audit Committee will perform a self-evaluation to: (1) determine the Committee's effectiveness; (2) evaluate Committee succession plans related to Committee membership; and (3) review this Charter and, if required, recommend changes to the Board.

D. Responsibilities

1. Duties with Respect of the Appointment and Work of the External Auditors

- The External Auditors shall both report to and be accountable to the Audit Committee and the Board as the representatives of the shareholders and be responsible for planning and carrying out the audit of the annual financial statements.

- The Audit Committee shall be directly responsible for the selection and appointment (subject to shareholder ratification), compensation and oversight over the work of the External Auditors.

- The oversight of the External Auditors shall include the following:

  (i) review of the mandate of the External Auditors;

  (ii) review of the independence of the External Auditors including the rotation of the partners assigned in accordance with applicable laws and professional standards, the internal quality control findings of the External Auditors' firm and peer reviews, and both the nature of and amount of non-audit fees;

  (iii) review of the performance of the External Auditors including the relationship between the External Auditors and Management and the evaluation of the lead partner of the External Auditors, taking into account the opinions of Management and the Internal Auditor;

  (iv) removal of the External Auditors if circumstances warrant, after due inquiry and discussion with the External Auditor;

  (v) review analyses prepared by Management or the External Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

  (vi) resolution of any disagreements with Management; and

  (vii) review of any audit problems or difficulties with Management's response.

- The Audit Committee will discuss with the External Auditors the critical accounting policies and practices and be advised of alternative accounting treatments of financial information and the treatment preferred by the External Auditor.

- The Audit Committee will also receive all material written communications between the External Auditors and Management including the Management letter and schedule of unadjusted differences.

- The Audit Committee will discuss with the External Auditors and then approve the audit plan, scope, responsibilities, budget, staffing, the objectives, co-ordination, reliance upon Management and Internal Audit, general audit approach, audit and related fees, the responsibilities of Management, the Internal Auditors and the External Auditors and timing.

- The Audit Committee will pre-approve all review or attest engagements and non-audit services, which the External Auditors may perform for the Company in each case including fees. The Audit Committee may delegate to one of its members the approval of such services. In such instances the items approved will be reported to the entire Committee at its next meeting.

- The Audit Committee will review the practices related to the hiring of employees or former employees of the External Auditors to ensure compliance with the rules of any applicable regulatory authority.

2. Financial Reporting and Compliance

- The Audit Committee shall review and discuss with Management and the External Auditors where appropriate, the following financial documents and reports:

  (i) annual audited financial statements including the External Auditors Report to Shareholders and quarterly financial statements, including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A");

  (ii) all press releases discussing earning results or prospective earnings results including pro forma or adjusted non-GAAP information;

  (iii) all certifications that may be made by the Chief Executive and Chief Financial Officer on the annual or quarterly financial results, disclosure controls and procedures and internal controls;

  (iv) any legal, tax or regulatory matters that may have a material impact on the Company's operations and financial statements; and

  (v) any financial information contained in any prospectus, information circular or other disclosure documents or regulatory filings containing financial information of the Company.

- The Audit Committee shall oversee any auditing or accounting reviews or similar procedures or investigations.

- The Audit Committee will review, as appropriate, any report required by the appropriate regulatory authority to be included in the annual proxy statement related to the matters covered by this Charter including the disclosure of the External Auditors' services and fees, Audit Committee members and their qualifications and activities of the Audit Committee.

- The Audit Committee shall, if necessary launch special investigations with full access to books, records, facilities and personnel of the Company.

- The Audit Committee shall review and approve any report to shareholders and others required by applicable laws or regulations or stock exchange requirements stating whether it has:

  (i) reviewed and discussed the audited financial statements with Management and the public accountants, as appropriate;

  (ii) received from the public accountants all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the public accountants, including reports with respect to the independence of the public accountants; and

based on the reviews and discussions referred to in clauses (i) and (ii) above, recommend to the Board that the audited financial statements be included in the annual report.

3. Financial Reporting Processes, Accounting Policies and Standards

- The Audit Committee shall review with Management major issues regarding accounting principles and financial statement presentations, including any significant changes in the selection or application of accounting principles and use of material estimates and judgement in preparing the financial statements. This shall also include a review of analyses prepared by Management setting forth the impact of alternative GAAP methods and their impact on the financial statements.

- The Audit Committee will review all related party transactions entered into by the Company.

- The Audit Committee will also review the use of material special purpose entities and the business purpose and economic effect of material off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company; the treatment for financial reporting purposes of any significant transactions which are not a normal part of operations, including any material off-balance sheet financing; legal including unasserted claims, tax or regulatory matters that may have a material impact on the operations and financial statements including the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

4. Internal Controls

- Management is responsible for designing an effective system of internal control. The Audit Committee shall oversee the activities of Management in implementing policies and procedures that ensure the risks are identified and that controls are adequate, in place and functioning properly.

- The Audit Committee shall review any major issues regarding the adequacy of the internal controls and the actions being taken in light of any material control deficiencies. This shall include a review of internal control findings made by Management and the External Auditors. The Audit Committee will also discuss with the Company the major accounting risk exposures and the steps Management has undertaken to control them.

5. Limitations on Committee Members' Duties

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. It is not the duty of the Committee to prepare financial statements, plan or conduct audits, act as auditors or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable laws. These are the responsibilities of management and the external auditors. The external auditors are accountable to the Board and the Committee, being the representatives of the shareholders of the Company.

With regard to financial risk management, the Committee's responsibility is one of oversight only. Management is responsible to ensure proper financial risk management policies are in place and being adhered to.

SEC File Number 82-34720

HIP INTERACTIVE CORP.
2004 PROXY

THIS PROXY is solicited by management in connection with the annual general meeting (the "Meeting") of the shareholders of Hip Interactive Corp. (the "Corporation") to be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario on Thursday, September 23, 2004 at 4:30 p.m. (Toronto time). A shareholder has the right to appoint as proxy a person (who need not be a shareholder) other than any person designated below, by inserting the name of such person in the blank space provided or by completing another proper form of proxy.

The undersigned shareholder of the Corporation hereby appoints Arindra Singh, or failing him, Peter Lee, or instead of either of them ______________________________ as proxy of the undersigned with full power of substitution to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting or at any adjournment thereof. The undersigned hereby undertakes to ratify and confirm all the said proxy may do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorizations and powers hereby given, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. **If no choice is specified, the proxyholder shall vote for the matter to be acted upon.**

1. Vote for [ ], Withhold Vote [ ], the election of directors.

   (Management favours a vote "FOR")

2. Vote for [ ], Withhold Vote [ ], the appointment of PricewaterhouseCoopers LLP as auditors and authorizing the directors to fix the auditor's remuneration.

   (Management favours a vote "FOR")

3. Vote for [ ], Against [ ], increase in common shares reserved for issuance under the Stock Option Plan.

   (Management favours a vote "FOR")

DATED the ______ day of ______, 2004.

____
Signature of Shareholder

____
Name of Shareholder (Please print)

IMPORTANT: Please sign and return this proxy at once using the return envelope.

IMPORTANT: This proxy must be signed by the shareholder or his attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Executors, administrators, trustees, etc. should so indicate when signing. Where shares are held jointly, each registered owner must sign.

SEC File Number 82-34720

HIP INTERACTIVE CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Hip Interactive Corp. (the "Corporation") will be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario on Thursday, September 23, 2004 at 4:30 p.m. (Toronto time), for the following purposes:

1. To receive and consider the annual report to the shareholders, the annual consolidated financial statements of the Corporation for the fiscal year ended March 31, 2004 and the report of the auditor thereon;

2. To elect directors;

3. To appoint an auditor and to authorize the directors to fix the auditor's remuneration;

4. To consider and, if thought fit, to pass an ordinary resolution approving an increase in the number of Common Shares reserved for issuance under the Corporation's Stock Option Plan; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy and a Management Information Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. To be valid, forms of proxy must be deposited with the Corporation or its transfer agent, Equity Transfer Services Inc., 120 Adelaide St. W., Suite 420, Toronto, Ontario M5H 4C3 by 5:00 p.m. (Toronto time) on Tuesday, September 21, 2004 or with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

DATED at Toronto, Ontario the 10th day of August, 2004.

BY ORDER OF THE BOARD

Arindra Singh
Chief Executive Officer & President

SEC File Number 82-34720

Hip Interactive Corp.

240 Superior Boulevard, Mississauga, ON L5T 2L2

August 2004

To Registered and Beneficial Shareholders:

In accordance with National Instrument 54-101, shareholders may elect annually to have their names added to the issuer's Supplemental Mailing List. In order to receive Interim Financial Statements, please complete the following and forward to the offices of:

EQUITY TRANSFER SERVICES INC
Suite 420, 120 Adelaide Street West
Toronto, Ontario, M5H 4C3

****

I HEREBY CERTIFY that I am a Shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

NAME (PLEASE PRINT)

ADDRESS:

CITY PROVINCE/ STATE POSTAL / ZIP CODE

COUNTRY E-MAIL*

SIGNED:___________________________
(Signature of Shareholder)

****

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached consent and provide your e-mail address above. Alternatively, you may register at:

www.equitytransfer.com

Please ensure you mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

(over)

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3.

4. For the below named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3.

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

____

SIGNATURE OF SHAREHOLDER

SEC File Number 82-34720

AIRD & BERLIS LLP

Barristers and Solicitors
Patent and Trade Mark Agents

Thomas A. Fenton
Direct: 416.865.4631
E-mail: tfenton@airdberlis.com

August 13, 2004

FILED THROUGH SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Hip Interactive Corp. ("the Corporation") -
NI 44-101 Renewal Annual Information Form Filing

As counsel on behalf of Hip Interactive Corp., we hereby give notice that the Corporation has filed its Renewal Annual Information Form for the year ended March 31, 2004, under National Instrument 51-102 – Continuous Disclosure Obligations – under SEDAR Project No. 00676930. Please note that the Corporation intends to rely on this Annual Information Form for the purposes National Instrument 44-101 – Short Form Prospectus Distributions.

Yours very truly,

AIRD & BERLIS LLP

(signed) "Thomas A. Fenton"

Thomas A. Fenton

SEC File Number 82-34720

Form 52-109FT2

CERTIFICATE OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Peter Lee, the Chief Financial Officer of HIP INTERACTIVE CORP.**, certify that:

1. I have reviewed the interim filings (as the term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Hip Interactive Corp.**, (the issuer) for the interim period ending **June 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

Peter Lee
Chief Financial Officer

SEC File Number 82-34720

Form 52-109FT2

CERTIFICATE OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Arindra Singh, the Chief Executive Officer of HIP INTERACTIVE CORP.**, certify that:

1. I have reviewed the interim filings (as the term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Hip Interactive Corp.**, (the issuer) for the interim period ending **June 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

Arindra Singh
Chief Executive Officer

Sec File Number 82-34720

EQUITY
TRANSFER SERVICES

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext. 243
Email: lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 20, 2004

Dear Sir or Madam:

RE: HIP INTERACTIVE CORP

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 19, 2004.

1. Proxy
2. Notice of Annual & Special Meeting of Shareholders, Management Information Circular
3. 2004 Annual Report
4. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson